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Cavco
INDUSTRIES, INC.®

2007 Annual Report

MAY 25 2007
160
SECTION



PROCESSED
JUN 06 2007
THOMSON FINANCIAL

www.cavco.com



Cavco HOMES®



Cavco PARK HOMES & CABINS™



Cavco COMMERCIAL

Quality Home Building

Strong Commitment to Customers

Lasting Value

CAVCO INDUSTRIES, INC.

Phoenix, Arizona 85004
602-256-6263

May 25, 2007

Dear Stockholders:

It is our pleasure to invite you to attend the Cavco Industries, Inc. 2007 Annual Meeting of Stockholders. The meeting will be held on Tuesday, June 26, 2007, at 9:00 a.m. (M.S.T.) at Cavco's offices, 1001 N. Central Avenue, Suite 800, in Phoenix, Arizona. The attached Notice of Annual Meeting and Proxy Statement provide information concerning the business to be conducted at the meeting and the nominees for election as directors.

Your vote is important. Whether or not you plan to attend the meeting, please vote your shares using the Internet, by telephone, or by completing, signing, dating, and returning the accompanying proxy in the enclosed envelope. Your shares will then be represented at the meeting if you are unable to attend. You may, of course, revoke your proxy and vote in person at the meeting if you desire.

Thank you for your support.

Sincerely,

Joe Stegmayer

Joseph H. Stegmayer
Chairman of the Board of Directors
President and Chief Executive Officer

Notice of Annual Meeting of Stockholders of Cavco Industries, Inc.

Time:	9:00 a.m. (M.S.T.), Tuesday, June 26, 2007
Place:	Cavco Industries, Inc.'s ("Cavco") Offices 1001 N. Central Avenue, Suite 800 Phoenix, Arizona 85004
Items of Business:	1. To elect one director to serve until the annual meeting of stockholders in 2010, or until a successor has been elected and qualified; 2. To vote upon the ratification of the appointment of Ernst & Young LLP as Cavco's independent registered public accounting firm for fiscal year 2008; and 3. To transact such other business as may properly come before the meeting or any adjournment thereof.
Annual Reports:	The 2007 Annual Report to Shareholders, which includes the Annual Report on Form 10-K, is enclosed.
Who Can Vote:	You can vote if you were a stockholder of record at the close of business on May 4, 2007.
Date of Mailing:	This Notice and Proxy Statement are first being mailed to stockholders on or about May 25, 2007.

By Order of the Board of Directors

JAMES P. GLEW
Secretary

To ensure representation of your shares at the annual meeting, you must vote and submit the proxy by telephone, over the Internet or by mail in the manner described in the accompanying proxy. All stockholders are encouraged to review the accompanying proxy statement.

TABLE OF CONTENTS

CAVCO INDUSTRIES, INC.

PROXY STATEMENT

Annual Meeting of Stockholders
to be Held June 26, 2007

INTRODUCTION

The accompanying proxy, mailed together with this proxy statement, is solicited by and on behalf of the board of directors of Cavco Industries, Inc., a Delaware corporation ("Cavco"), for use at the annual meeting of stockholders of Cavco to be held on June 26, 2007, and at any adjournment thereof. The mailing address of Cavco's executive offices is 1001 N. Central Avenue, Suite 800, Phoenix, Arizona 85004. This proxy statement and accompanying proxy are being mailed to stockholders on or about May 25, 2007.

Purposes of the Annual Meeting

At the annual meeting, action will be taken on the following matters:

(1) Election of one director to serve until the annual meeting of stockholders in 2010, or until a successor has been elected and qualified;

(2) Ratification of the appointment of Ernst & Young LLP as Cavco's independent registered public accounting firm for fiscal year 2008; and

(3) Such other business as may properly come before the meeting.

Our board of directors does not know of any matters that may be acted upon at the annual meeting other than the matters set forth in the following pages.

Recommendation of the Board of Directors

Our board recommends a vote FOR the election of the nominee for director named in the accompanying proxy and a vote FOR the ratification of the appointment of Ernst & Young LLP as Cavco's independent registered public accounting firm for fiscal year 2008.

ABOUT THE MEETING

Who Can Vote

Record holders of common stock, par value $.01 per share, of Cavco at the close of business on May 4, 2007 may vote at the annual meeting. On that date, the issued and outstanding capital stock of Cavco entitled to vote at the annual meeting consisted of 6,382,980 shares of common stock. Each holder of common stock will be entitled to one vote per share on the election of directors and each other matter that is described above or that may be properly brought before the meeting. There are no cumulative voting rights.

How You Can Vote

Stockholders can vote their shares of common stock at the annual meeting by voting and submitting the accompanying proxy by telephone, over the Internet, or by completing, signing, dating and returning the proxy in the enclosed envelope.

How Proxies Will be Voted

Shares represented by valid proxies received by telephone, over the Internet or by mail will be voted at the annual meeting in accordance with the directions given. If no specific choice is indicated, the shares represented by all valid proxies received will be voted FOR the election of the nominees for director named in the proxy and FOR the ratification of the appointment of Ernst & Young LLP as Cavco's independent registered public accounting firm for fiscal year 2008.

Our board does not intend to present, and has no information that others will present, any business at the annual meeting other than as is set forth in the attached notice of the meeting. However, if other matters requiring the vote of stockholders come before the annual meeting, the persons named in the accompanying proxy intend to vote the proxies held by them in accordance with their best judgment in such matters.

How to Revoke Your Proxy

You have the unconditional right to revoke your proxy at any time prior to the voting thereof by submitting a later-dated proxy, by attending the annual meeting and voting in person or by written notice to Cavco addressed to James P. Glew, Secretary, Cavco Industries, Inc., 1001 N. Central Avenue, Suite 800, Phoenix, Arizona 85004. No such revocation will be effective, however, unless received by us at or prior to the annual meeting. Attending the meeting does not revoke your proxy.

Quorum and Required Vote

The presence at the annual meeting, in person or by proxy, of a majority of the shares of common stock entitled to vote at the meeting is necessary to constitute a quorum. Abstentions and, broker non-votes will be counted as present for the purpose of establishing a quorum.

The nominee for director receiving a plurality of the votes cast at the meeting in person or by proxy will be elected. The ratification of the appointment of Ernst & Young LLP as Cavco's independent registered public accounting firm will be approved if the proposal receives the affirmative vote of a majority of the shares entitled to vote on, and voted for or against, the proposal. Abstentions and broker non-votes will have no effect on the election of directors or the ratification of the appointment of Ernst & Young LLP.

Expenses of Soliciting Proxies

We will bear the cost of soliciting proxies for the annual meeting. Solicitation may be made by mail, personal interview, telephone or other electronic means by our officers and other employees, who will receive no additional compensation therefor.

Management

The following table sets forth information, as of May 14, 2007, with respect to the beneficial ownership of shares of Cavco common stock by each director, director nominee and executive officer named in the Summary Compensation Table under "Executive Compensation," individually itemized, and by all directors, director nominees and executive officers of Cavco as a group. Except as otherwise indicated, all shares are owned directly, and the owner has sole voting and investment power with respect thereto.

COMMON STOCK OWNERSHIP INFORMATION IS DATED MAY 14, 2007

	Cavco Common stock (1)	
Name of Beneficial Owner	**Number of Shares Beneficially Owned**	**Percent of Class**
Steven G. Bunger	26,875	*
Jacqueline Dout	26,875	*
Jack Hanna	13,375	*
Joseph H. Stegmayer	604,897	9.48%
Michael H. Thomas	26,875	*
Daniel L. Urness	—	*
All directors, director nominees and executive officers of Cavco as a group (6 persons)	698,897	10.95%

* Less than 1%.

(1) Shares covered by stock options that are outstanding under the Cavco Industries, Inc. Stock Incentive Plan and exercisable on May 14, 2007 or within 60 days are included as "beneficially owned" pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Amounts include the following shares that may be acquired upon exercise of such stock options: Mr. Bunger – 26,875 shares; Ms. Dout – 26,875 shares; Mr. Hanna – 13,375 shares; Mr. Stegmayer – 494,705 shares; Mr. Thomas – 26,875 shares; and all directors, director nominees and executive officers of Cavco as a group – 588,705 shares.

Principal Stockholders

The following table sets forth information with respect to the persons, other than Mr. Stegmayer, that have reported beneficial ownership of more than five percent of the outstanding shares of Cavco common stock according to statements on Schedule 13D or 13G as filed by such persons with the Securities and Exchange Commission on or before May 14, 2007. Information regarding Mr. Stegmayer's beneficial ownership of Cavco common stock is set forth under "Management" above.

PRINCIPAL STOCKHOLDER INFORMATION IS DATED MAY 14, 2007

Name and Address Of Beneficial Owner	Amount Beneficially Owned	Percent of Class
GAMCO Investors, Inc. 1 Corporate Center Rye, NY 10580-1422	855,502 (1)	13.42
Columbia Wanger Asset Management LP 227 West Monroe Street Suite 3000 Chicago, IL 60606-5016	749,000 (2)	11.78
T. Rowe Price Associates, Inc. (MD) 100 East Pratt Street Baltimore, MD 21202-1009	483,640 (3)	7.60
Neuberger Berman LLC 605 Third Avenue 2nd floor New York, NY 10158-3698	470,319 (4)	7.40
Wachovia Corporation One Wachovia Center Charlotte, NC 21288-0137	368,770 (5)	5.80
Royce & Associates LLC 1414 Ave of The Americas New York, NY 0019	329,282 (6)	5.18

(1) Information regarding GAMCO Investor's, Inc. ("GAMCO") is based solely upon a Schedule 13D filed with the SEC on April 19, 2007 by Mario J. Gabelli, and other entities that are directly or indirectly controlled by Mr. Gabelli or for which he acts as chief investment officer. GAMCO reported having sole voting power over 839,502 shares and sole dispositive power over 855,502 shares of common stock. Included in the Schedule 13D are Gabelli Funds, LLC, GAMCO Asset Management, Inc., MJG Associates, Inc., and Gabelli Advisers, Inc.

(2) Information regarding Columbia Wanger Asset Management, L.P. ("Columbia Wanger") is based solely upon a Schedule 13G filed with the SEC on January 9, 2007. Columbia Wanger reported having sole voting power over 679,000 shares and sole dispositive power over 749,000 shares of common stock.

(3) Information regarding T. Rowe Price Associates, Inc. ("Price Associates") is based solely upon a Schedule 13G filed with the SEC on February 13, 2007. These securities are owned by various individual and institutional investors including T. Rowe Price Small-Cap Value Fund, Inc. (which owns 400,000 shares, representing 6.20% of the shares outstanding), for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. Price Associates reported having sole

voting and sole dispositive power over 483,640 shares of common stock. For purposes of the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(4) Information regarding Neuberger Berman LLC ("Neuberger Berman") is based solely upon a Schedule 13G filed with the SEC on February 13, 2007. Neuberger Berman has sole voting power over 381,299 shares and sole dispositive power over 470,319 shares of common stock.

(5) Information regarding Wachovia Corporation ("Wachovia") is based solely upon a Schedule 13G filed with the SEC on February 5, 2007. Wachovia has sole voting power over 368,770 shares and sole dispositve power over 368,666 shares of common stock.

(6) Information regarding Royce & Associates LLC ("Royce") is based solely upon a Schedule 13G filed with the SEC on January 19, 2007. Royce has sole voting power and sole dispositive power over all 329,282 shares of common stock.

ELECTION OF DIRECTORS AND RELATED MATTERS

Cavco's restated certificate of incorporation and amended and restated bylaws provide for the division of the board of directors into three classes, with the directors in each class to hold office for staggered terms of three years each. Each class of directors is to consist, as nearly as possible, of one-third of the total number of directors constituting the entire board. There is presently one director in the class whose term expires at the 2007 annual meeting, two directors in the class whose terms expire at the 2008 annual meeting, and two directors in the class whose terms expire at the 2009 annual meeting. Each director holds office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

Jacqueline Dout, a member of the board whose term expires at the annual meeting, will stand for re-election at the meeting. Ms. Dout has been nominated for continued service as a director by our independent directors and the full board pursuant to the procedures described under "Director Nominating Process" below. Unless contrary instructions are indicated on the proxy, it is intended that the shares represented by the accompanying proxy will be voted for the election of this nominee or, if the nominee becomes unavailable (which we do not anticipate), for such substitute nominee as the board shall designate. A plurality of votes cast at the annual meeting, in person or by proxy, is required to elect a board nominee. **The board recommends that the stockholders vote FOR the election of Ms. Dout.** Ms. Dout and the continuing directors furnished to Cavco the biographical information appearing below.

Our board of directors has determined that all the members of the board, other than Joseph H. Stegmayer, who is an employee of Cavco, are "independent" in accordance with (1) the applicable requirements of the Exchange Act, and the rules adopted by the SEC thereunder and (2) the applicable NASDAQ Stock Marketplace Rules (the "NASDAQ Rules") and Rule 4200(a)(15).

Nominee for Director Standing for Election

Jacqueline Dout, 52, is chairperson of our Audit Committee, a member of our Compensation Committee and has been a member of our board since 2003. Since April 2002, Ms. Dout has served as Senior Vice President, Chief Financial Officer and Secretary for Pella Corporation in Pella, Iowa, a retail brand company that produces building products. She is responsible for corporate development, financial functions, general counsel, shareholder relations and information technology. Prior to joining Pella, Ms. Dout was President of JJB Enterprises, Inc. of Detroit, Michigan, and previously served as Executive Vice President and Chief Financial Officer of Champion Enterprises, Inc., a publicly traded manufactured home builder and retailer. She is a member of the Iowa State Board of Education and the Iowa College Foundation.

Continuing Directors

Term Expiring in 2008

Joseph H. Stegmayer, 56, serves as our Chairman of the Board, President and Chief Executive Officer. He has served as President and Chief Executive Officer and as a member of the board of directors of Cavco and its predecessor since March 2001. Mr. Stegmayer also served as President of Centex Corporation's manufactured housing holding company, Centex Manufactured Housing Group, LLC, from September 2000 until Cavco's spin-off from Centex Corporation in June 2003. Prior to joining Cavco, Mr. Stegmayer served from January 1998 to September 2000 as President – Retail Operations and Chief Financial Officer of Champion Enterprises, Inc., a publicly traded company that builds and sells manufactured homes. From 1993 until January 1998, he served as President, Vice Chairman and Chairman of the Executive Committee of Clayton Homes, Inc., a company that builds, sells, finances and insures manufactured homes and operates planned housing communities.

Michael H. Thomas, 57, is a member of our Audit Committee and Compensation Committee and has been a member of our board since 2003. Mr. Thomas is a principal of Stonehenge Partners, one of the largest private equity firms in Central Ohio. Mr. Thomas is responsible for sourcing, structuring, closing, and monitoring existing and new investments. Prior to joining Stonehenge Partners in August 1999, Mr. Thomas co-founded and was Executive Vice President and Treasurer of JMAC, Inc., the private investment company of the McConnell family of Columbus, Ohio. His activities included direct investments in the financial services, publishing, health care, real estate and manufacturing sectors. He was also responsible for the family's financial estate and income tax planning. Previously, Mr. Thomas worked for Ernst & Young LLP and served as director of the firm's Columbus, Ohio tax practice.

Term Expiring in 2009

Steven G. Bunger, 46, is a member of our Audit Committee and has been a member of our board since April 2004. Since 2001, he has served as Chairman of the Board of Mobile Mini, Inc., the nation's largest publicly owned provider of portable storage containers and mobile offices. He is also the President and Chief Executive Officer of Mobile Mini, having served in those capacities since 1997. Mr. Bunger joined Mobile Mini in 1983. Since that time, he has held numerous positions with Mobile Mini, including Vice President of Operations and Marketing and Executive Vice President and Chief Operating Officer.

Jack Hanna, 6[illegible], is chairman of our Compensation Committee and has been a member of our board since 2003. Since 1993, Mr. Hanna has hosted *Jack Hanna's Animal Adventures*, a nationally syndicated educational and conservation-oriented television program. Since 1992, Mr. Hanna has served as Director Emeritus of the Columbus Zoo and Aquarium in Columbus, Ohio. Mr. Hanna is a board member of the Dian Fossey Gorilla Fund.

Director Compensation

Board members who are not employees of Cavco or any of its subsidiaries receive compensation in the amount of $15,000 per year and $1,000 for each board meeting attended. The chairperson of the Audit Committee receives an additional $4,000 per year for serving as such. In addition, each member of a board committee receives a fee of $1,000 for each committee meeting attended.

Any new non-employee director will also receive, upon commencement of service, a grant of an option to purchase 10,000 shares of common stock. In addition, on an annual basis, each non-employee director receives a grant of an option to purchase 2,500 shares of common stock. The options have a seven-year term, a per share exercise price equal to the fair market value of a share of common stock of Cavco on the date of grant, and become exercisable at the rate of 25% on the date of grant and an additional 25% on each of the first three anniversaries of the date of grant. All rights to exercise the options terminate within four (4) months of the date that the non-employee director ceases to be a director of Cavco for any reason other than death or disability. However, if the non-employee director held the position for at least ten (10) years, the options will vest on the date that the non-employee director ceases to be a director and all rights to exercise the options will terminate three (3) years thereafter.

All board members are reimbursed for reasonable expenses of attending board and committee meetings. Directors who are employees of Cavco or its subsidiaries receive no compensation for board service.

DIRECTOR COMPENSATION TABLE

The following table provides information regarding compensation provided to the Non-employee Directors of Cavco during fiscal 2007.

Name (a)	Fees Earned or Paid in Cash ($) (1) (b)	*Stock Awards* ($) (c)	*Option Awards* ($) (2) (d)	Non-Equity Incentive Plan Compensation ($) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (f)	All Other Compensation ($) (g)	Total ($) (h)
Steven G. Bunger	25,000	—	78,625	—	—	—	103,625
Jacqueline Dout	31,000	—	46,200	—	—	—	77,200
Jack Hanna	23,000	—	46,200	—	—	—	69,200
Michael H. Thomas	27,000	—	46,200	—	—	—	73,200

(1) Amounts in this column include the annual retainer and meeting fees earned, regardless of when paid.

(2) Amounts in this column include the compensation cost recognized for financial statement reporting purposes under Statement of Financial Accounting Standards No. 123 (revised 2004) *Share-based Payment* ("FAS 123R") with respect to awards of options (i.e. grant date fair value amortized over the requisite service period, but disregarding any estimate of forfeitures related to service-based vesting conditions). The amounts described include the fiscal year compensation cost for awards made in fiscal year 2007 and in prior fiscal years, using the FAS 123R modified prospective transition method. We describe the assumptions made in this valuation in the Form 10-K for the year ended March 31, 2007. These awards are further described in the discussion below. As of March 31, 2007, each director had the following number of options outstanding: Mr. Bunger – 30,000 shares; Ms. Dout – 32,500 shares; Mr. Hanna – 32,500 shares; Mr. Thomas – 32,500 shares. Options are granted on the anniversary date of the Director's initial election to the Board.

Board and Committee Meetings

During Cavco's fiscal year ended March 31, 2007, our board held four regularly scheduled meetings and two special meetings. Each of our incumbent directors attended at least 75% of the meetings of the board and board committees on which they served in fiscal year 2007.

All board members are expected to attend our annual meetings of stockholders, unless an emergency prevents them from doing so. At our 2006 annual meeting of stockholders, all directors serving at the time were present.

Director Nominating Process

Selection by Independent Directors. The board of directors has adopted resolutions, as required by the NASDAQ Rules, providing for the nomination of directors by the independent directors of the board. Accordingly, the board of directors has not established a nominating committee. The board's director nominating process involves independent directors and the entire board and promotes flexibility and independence. Initially, director nominees are identified and screened by all independent directors. For any nominee to be placed on Cavco's ballot for voting by Cavco's stockholders at any meeting of stockholders of Cavco, such nominee must first be approved by a majority of the independent directors of Cavco (excluding such nominee), and by a majority of the entire Board of Directors (first with the nominee abstaining, and then with the nominee voting). The board may form a nominating committee in the future at such time as the board determines that a committee structure is necessary or useful in the director nominating process.

Director Qualifications. The independent directors evaluate potential director nominees according to the following criteria:

- decisions for nominating candidates are based on the business and corporate governance needs of Cavco. If the need for a director exists, then candidates are evaluated on the basis of merit, qualifications, performance and competency;

- the independent directors consider the composition of the entire board when evaluating individual directors, including the diversity of experience and background represented by the board; the need for financial, business, academic, public or other expertise on the board and its committees; and the desire for directors working cooperatively to represent the best interests of Cavco, its stockholders and employees, and not any particular constituency;

- a majority of our board must be comprised of "independent" directors in accordance with applicable NASDAQ Rules;

- we seek directors with the highest personal and professional character and integrity who have outstanding records of accomplishment in diverse fields of endeavor, and who have obtained leadership positions in their chosen business or profession;

- candidates must be willing and able to devote the necessary time to discharge their duties as a director, and should have the desire to represent and evaluate the interests of Cavco as a whole;

- candidates must be free of conflicts of interest that would interfere with their ability to discharge their duties as a director or that would violate any applicable law or regulation; and

- candidates must also meet any other criteria as determined by the independent directors, which may differ from time to time.

Nominations by Stockholders. Our bylaws also impose some procedural requirements on stockholders who wish to:

- make nominations for the election of directors;

- propose that a director be removed; or

- propose any other business to be brought before an annual meeting of stockholders.

Under these procedural requirements, in order to bring a proposal before an annual meeting of stockholders, a stockholder must deliver timely notice of a proposal pertaining to a proper subject for presentation at the meeting to our corporate secretary along with, among other specified information, the following:

- a description of the business or nomination to be brought before the meeting and the reasons for conducting such business at the meeting;

- the stockholder's name and address;

- the number of shares beneficially owned by the stockholder and evidence of such ownership;

- the names of all persons with whom the stockholder is acting in concert and a description of all arrangements and understandings with such persons; and

- the number of shares that such persons beneficially own.

To be timely, a stockholder must deliver notice:

- in connection with an annual meeting of stockholders, not less than 90 nor more than 180 days prior to the date on which the immediately preceding year's annual meeting of stockholders was held; or

- in connection with a special meeting of stockholders, not less than 40 nor more than 60 days prior to the date of the special meeting.

In order to submit a nomination for our board of directors, a stockholder must also submit information with respect to the nominee that we would be required to include in a proxy statement, as well as other specified information. If a stockholder fails to follow the required procedures, the stockholder's nominee or proposal will be ineligible for election or other action and will not be voted on by our stockholders.

Audit Committee

Our Audit Committee is composed of three directors, Ms. Dout and Messrs. Bunger, and Thomas, who satisfy the independence requirements set forth in (1) Section 10A(m) of the Exchange Act and the rules adopted by the SEC thereunder and (2) applicable NASDAQ Rules. The Audit Committee functions under a charter, which was adopted by our board of directors on September 22, 2003. The Audit Committee Charter is posted on our website at www.cavco.com.

The board of directors has determined that one or more of the members of the Audit Committee meets the definition of "Audit Committee financial expert" as such term is defined under SEC rules. Jacqueline Dout, the chairperson of the Audit Committee, is currently the Chief Financial Officer of Pella Corporation, a large, privately held company that produces building products. Prior to that position, Ms. Dout was the Executive Vice President and Chief Financial Officer of Champion Enterprises, Inc., a publicly traded company that builds and sells manufactured homes. Accordingly, Ms. Dout is the Chairman of the Audit Committee and has been determined by the board of directors to meet the qualifications of an "Audit Committee financial expert" in accordance with SEC rules and similar sophistication requirements under the NASDAQ Rules.

The Audit Committee assists the board in its general oversight of (1) the quality and integrity of Cavco's accounting, auditing and financial reporting practices and processes, (2) the financial information to be provided to Cavco stockholders, (3) the systems of internal control established by management, the Audit Committee and the board, (4) compliance with Cavco's code of ethics, (5) the independence, qualification and performance of Cavco's independent auditors and (6) Cavco's internal and external audit process.

The following are certain key responsibilities of the Audit Committee:

- the selection, appointment, compensation, evaluation, retention and oversight of the work of any independent auditors engaged to issue an audit report or related work or performing other audit, review or attest services for Cavco, including all audit engagement fees, and approving all non-audit services;

- establishment of procedures for (1) the receipt, retention and treatment of complaints received by Cavco regarding accounting, internal accounting controls or auditing matters and (2) the confidential, anonymous submission by Cavco employees of concerns regarding questionable accounting or auditing matters;

- discuss the annual audited financial statements and quarterly financial statements of Cavco and other significant financial disclosures (including press releases and financial information and earnings guidance provided to analysts and, if applicable, rating agencies) with management and the independent auditors of Cavco;

- discuss policies with respect to risk assessment and risk management;

- prepare the report required to be included in Cavco's annual proxy statement regarding review of financial statements and auditor independence (the report for fiscal year 2007 is included below); and

- review and reassess at least annually the adequacy of the Audit Committee charter and recommend appropriate changes to the board.

The Audit Committee also reviews Cavco's corporate compliance program. The Audit Committee meets separately with the independent auditors, outside the presence of Cavco's management or other employees, to discuss matters of concern, to receive recommendations or suggestions for change and to exchange relevant views and information.

During the last fiscal year, the Audit Committee met five times. All of the members attended all of the meetings.

Compensation Committee

The Compensation Committee of our Board of Directors reviews and approves, or recommends to the Board for approval, all salary and other remuneration for our executive officers and oversees matters relating to our employee compensation and benefit programs. The Compensation Committee is comprised of Jack Hanna, its Chairman, Jacqueline Dout, and Michael Thomas.

No member of the Compensation Committee is an employee of Cavco. The Compensation Committee operates pursuant to a written charter that sets forth its functions and responsibilities. The Compensation Committee Charter is posted on our website at www.cavco.com.

The Compensation Committee is charged with assisting the Board in:

- assessing whether the various compensation programs of Cavco are designed to attract, motivate, and retain the senior management necessary for Cavco to deliver consistently superior results and are performance based, market driven, and stockholder aligned;

- its oversight of specific incentive compensation plans adopted by Cavco, with the approval of this Compensation Committee, including stock plans and short term and long term incentive compensation plans for members of senior management of Cavco;

- its approval, review and oversight of benefit plans of Cavco, and;

- its oversight of the performance and compensation of the Chief Executive Officer of Cavco and the other members of the senior management of Cavco.

The Compensation Committee met twice during the fiscal year and all members attended each meeting.

Report of the Audit Committee

To the Board of Directors of Cavco Industries, Inc.:

We have reviewed and discussed with management Cavco Industries, Inc.'s audited financial statements as of and for the year ended March 31, 2007.

We have discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended by Statement on Auditing Standards No. 90, Audit Committee Communications, by the Auditing Standards Board of the American Institute of Auditors.

We have received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standard No. 1, Independence Discussions with Audit Committees, as amended, by the Independence Standards Board, and have discussed with the auditors the auditors' independence. We have also considered whether the auditors' provision of non-audit services to Cavco Industries, Inc. and its affiliates is compatible with the auditors' independence.

Based on the reviews and discussions referred to above, we recommend to the Board of Directors that the financial statements referred to above be included in Cavco Industries, Inc.'s Annual Report on Form 10-K for the year ended March 31, 2007.

Audit Committee of the Board of Directors

Jacqueline Dout, Chairperson
Steven G. Bunger
Michael H. Thomas

Communicating With Our Board

You can communicate with any member of our board of directors by sending the communication to Cavco Industries, Inc., 1001 N. Central Avenue, Suite 800, Phoenix, Arizona 85004, to the attention of the director or directors of your choice. We relay these communications addressed in this manner as appropriate. Communications addressed to the attention of "The Board of Directors" are forwarded to the chairperson of our Audit Committee for review and further handling.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The purpose of this compensation discussion and analysis is to provide information about each material element of compensation that we pay or award to, or that is earned by, our named executive officers. For fiscal year 2007, our named executive officers were Joseph H. Stegmayer, our Chairman, Chief Executive Officer, and President; and Daniel L. Urness, our Chief Financial Officer, Vice-President, and Treasurer.

Overview

Our executive compensation program for our named executive officers is relatively uncomplicated, consisting of cash compensation comprised of base salary and a cash bonus, as well as awards of options to purchase shares of our common stock or grants of restricted stock. Generally, we do not offer perquisites to our named executive officers. We do not have a defined benefit pension plan or any other similar retirement plan; however our named executive officers are permitted to participate in Cavco's 401(k) plan and other health and welfare programs that are available for all other full-time employees.

Compensation Committee

Our Compensation Committee of our Board of Directors reviews and approves, or recommends to the Board for approval, all salary and other remuneration for our executive officers and oversees matters relating to our employee compensation and benefit programs.

Benchmarking

Market pay levels are one of many elements used by Cavco to maintain competitive pay opportunities for our named executive officers. We consider our compensation peer group for benchmarking the CEO and CFO compensation to include the following publicly traded manufactured housing companies: Cavalier Homes; Champion Enterprises, Inc.; Fleetwood Enterprises, Inc.; Palm Harbor Homes, Inc.; and Skyline Corporation.

Role of Compensation Consultants

The Compensation Committee charter provides that the Committee may, at its discretion, engage such independent consultants as it deems appropriate. The Committee did not hire a consultant in connection with its responsibilities in this or prior fiscal years because of the relatively straightforward and simple characteristics of Cavco's executive compensation plans.

Role of Management In Establishing and Awarding Compensation

The Compensation Committee or the Board, upon recommendation of the Compensation Committee, makes all compensation decisions related to our Named Executive Officers. However, our Chief Executive Officer, with the assistance of the Human Resources Department and General Counsel, regularly provides information and recommendations to the Compensation Committee on the performance of the Chief Financial Officer, appropriate levels and components of compensation, including equity grants, as well as such other information as the Compensation Committee may request.

Objectives of Cavco's compensation programs

Cavco's executive compensation program is structured to achieve the following objectives:

- to attract, retain and motivate highly qualified, energetic and talented executives necessary for Cavco to deliver consistently superior results;

- to create an incentive to increase stockholder returns by establishing a direct and substantial link between individual compensation and certain financial measures that have a direct effect on stockholder values; and

- to create substantial long-term compensation opportunities for individual executive officers based not only on long-term corporate performance but also on sustained long-term individual performance.

Components of Executive Compensation

In structuring the specific components of executive compensation, Cavco is guided by the following principles:

- compensation programs should be performance based, market driven and stockholder aligned;

- annual compensation should be set within reasonable ranges of the annual compensation for similar positions with similarly-sized and similar types of companies that engage in one or more of the principal businesses in which Cavco engages;

- bonus payments should vary with the individual's performance and Cavco's financial performance; and

- a significant portion of compensation should be in the form of long-term, equity-linked incentive compensation that aligns the interests of executives with those of the stockholders and that creates rewards for long-term sustained company performance and the achievement of Cavco's strategic objectives.

The Compensation Committee attempts to structure its compensation programs to the named executive officers as performance-based compensation that is tax deductible. However, the Compensation Committee may award compensation that is or could become non-deductible when such awards are in the best interest of Cavco, balancing tax efficiency with long-term strategic objectives.

Base Salary

The Compensation Committee is responsible for recommending the base salary levels for the named executive officers. In developing salary amounts, the Compensation Committee reviews the salaries for similar positions in similarly-sized companies that engage in the manufactured housing business. In setting base salary levels, the Compensation Committee also considers the executive's experience level and potential for significant contributions to Cavco's profitability.

Mr. Stegmayer's employment agreement specifies an initial base salary and requires Cavco to review the base salary at such times as Cavco regularly reviews the compensation being paid to its executives generally (but no less frequently than once each year). Upon completion of such review, Cavco may in its sole discretion adjust Mr. Stegmayer's current base salary; however, Cavco may not decrease Mr. Stegmayer's then current base salary without his prior written consent. Mr. Stegmayer had a base salary of $236,250 in fiscal year 2007. Mr. Urness, who does not have an employment agreement, had a base salary of $140,000 in fiscal year 2007. Mr. Urness' base salary was set by the Compensation Committee based upon the recommendation of our Chief Executive Officer. See the Summary Compensation Table on page 15.

Incentive Bonus

Incentive compensation for Mr. Stegmayer is derived from his employment agreement and is based solely upon Cavco's earnings performance. Mr. Stegmayer receives a cash bonus in an amount equal to 3% of the first $2.5 million of pretax income for the fiscal year and 6% of pretax income for the fiscal year in excess of such amount. See the Summary Compensation Table on page 15.

Incentive Compensation for Mr. Urness consists of two components: specific objectives, and earnings growth. The specific objectives bonus is paid at the sole discretion of Cavco and is based upon the achievement of objective individual and corporate performance criteria set by the Chief Executive Officer and Compensation Committee. The earnings growth objectives bonus is paid based upon Cavco reaching a specified percentage increase in income from continuing operations before taxes over prior year results. On May 17, 2007 Mr. Urness was awarded a bonus in the amount of $80,000 pursuant to the Vice President and Chief Financial Officer Incentive Compensation Plan for fiscal year 2007. See the Summary Compensation Table on page 15.

Long-Term Compensation

The existing stock incentive program of Cavco, which is subject to annual review and may be revised or superseded in the future, is designed to provide incentive to the participants under such program, which include the named executive officers, to focus on maximizing Cavco's return to stockholders and to plan and prepare properly for Cavco's future. Stock options or grants of restricted stock may be granted under the Cavco Industries, Inc. Stock Incentive Plan and the Cavco Industries, Inc. 2005 Stock Incentive Plan. All outstanding stock options have been granted under the Cavco Industries, Inc. Stock Incentive Plan.

There were no stock incentive awards made to Mr. Stegmayer during Fiscal Year 2007.

On August 9, 2006 Cavco awarded to Mr. Urness a total of 923 shares of restricted common stock, subject to a five year pro-rata vesting schedule commencing on the first anniversary of the grant date. See the Summary Compensation Table on page 15.

Perquisites and Other Compensation

Cavco does not offer perquisites. Mr. Stegmayer's employment agreement does provide for a car allowance; however, Mr. Stegmayer has never used this allowance. The named executive officers may participate in Cavco's 401(k) plan and other health and welfare programs that are available for all other full-time employees.

Employment, Severance, and Change in Control Agreements

In 2003, our board of directors approved an employment agreement with Mr. Stegmayer. The agreement provides for: (a) an initial term of three years, which is automatically extended for successive one-year periods unless the board or Mr. Stegmayer elects not to renew the term by notice to the other at least 90 days prior to the end of the three-year term or any renewal term; (b) an annual base salary of no less than $225,000; (c) an annual cash bonus in an amount equal to 3% of the first $2.5 million of pretax income for the fiscal year and 6% of pretax income for the fiscal year in excess of such amount; and (d) certain fringe benefits. During fiscal year 2007, Mr. Stegmayer declined any fringe benefits that are not generally available to salaried employees. On March 26, 2007, upon the recommendation of the Compensation Committee, the board amended the initial term of Mr. Stegmayer's employment agreement to end on September 30, 2008. The purpose of the amendment was to place Mr. Stegmayer's annual evaluation process on a schedule that allows the Compensation Committee to evaluate Mr. Stegmayer's performance after Cavco's annual audit and in comparison to the executive compensation information disclosed in the proxy statements of other industry participants, prior to the expiration of the ninety day period for giving notice of intent not to renew the existing employment agreement.

Mr. Stegmayer's Employment Agreement includes provisions for certain payments to be made upon his termination or resignation. If Cavco terminates Mr. Stegmayer's employment for cause, or if he voluntarily resigns prior to the occurrence of a Change in Control of Cavco at a time when there is no uncured breach by Cavco of the agreement, then in either case he is entitled to receive only his then current base salary on a pro rata basis to the date of such termination or resignation. If Mr. Stegmayer dies, or becomes disabled, or if Cavco terminates his employment without cause prior to the occurrence of a change in control, or if he resigns because of a breach by Cavco of this Agreement, then in each case Cavco must continue to pay his base salary for each fiscal year under the remaining term of the employment agreement and the average bonus (as defined in the agreement) for such year(s), plus an additional year of base salary, and average bonus and health insurance for such additional year. If within two years after the occurrence of a change in control of Cavco (a) Cavco terminates Mr. Stegmayer's employment hereunder for any reason other than for cause, or (b) he voluntarily resigns his employment hereunder for any reason, then in each case Cavco must pay to him a lump sum termination payment equal to two times the sum of his then current base salary and average bonus.

We do not have a written or oral employment, severance or change in control agreement with Mr. Urness. Mr. Urness' Restricted Stock Award Agreement, dated August 9, 2006, provides for full vesting of all restricted shares in the event of his termination of service, other than as a result of: (i) a termination for cause; (ii) a voluntary resignation when there is no uncured breach by the Company of any obligation or duty owed by the Company to him; (iii) disability; or (iv) death; however, Mr. Urness must have been in continuous service since the grant date.

Tax considerations

Section 162(m) of the Internal Revenue Code limits the deductibility of executive compensation paid by publicly held corporations to $1 million for each executive officer named in this Proxy Statement. The $1 million limitation generally does not apply to compensation that is considered performance-based. Non-performance-based compensation paid to the Company's executive officers for the 2007 fiscal year did not exceed the $1 million limit per employee. The Company believes that its compensation policy satisfies section 162(m). As a result, the Company believes that the compensation paid under this policy is not subject to limits of deductibility. However, there can be no assurance that the Internal Revenue Service would reach the same conclusion. Moreover, the Company has change in control agreements with one of its executive officers, its Chief Executive Officer. The Company will not be entitled to a deduction with respect to payments that are contingent upon a change in control if such payments are deemed to constitute "excess parachute payments" pursuant to Section 280G of the Code and do not qualify as reasonable compensation pursuant to that Section; such payments will subject the recipients to a 20% excise tax. However, the agreements provide for a gross up of severance payments equal to the amount of any excise tax incurred by the officers.

Compensation Committee Report

The Compensation Committee of Cavco has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE
Jack Hanna, Chairman
Michael Thomas
Jacqueline Dout

Compensation Committee Interlocks and Insider Participation

There were no interlocking relationships between Cavco and other entities that might affect the determination of the compensation of our executive officers.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or earned by each of the named executive officers for the fiscal year ended March 31, 2007.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (1) (e)	Option Awards ($) (2) (f)	All Other Compensation ($) (3) (g)	Total ($) (h)
Joseph H. Stegmayer, Chairman of the Board, President and Chief Executive Officer	2007	236,250	979,620	62,500	456,981	288	1,735,639
Daniel L. Urness, Vice President, Chief Financial Officer and Treasurer	2007	140,000	80,000	3,855	—	5,385	229,240

(1) Amounts in this column represent the compensation costs recognized for financial statement reporting purposes under FAS 123R for fiscal year 2007 with respect to awards of restricted stock units (i.e., grant date fair value amortized over the requisite service period, but disregarding any estimate of forfeitures relating to service-based vesting conditions). Grant date fair value is the closing price on date of grant for stock awards. We describe these restricted stock unit awards in column (i) in the Grants of Plan-Based Awards table.

(2) Amounts in this column include the compensation cost recognized for financial statement reporting purposes under FAS 123R with respect to awards of options (i.e. grant date fair value amortized over the requisite service period, but disregarding any estimate of forfeitures related to service-based vesting conditions). The amounts described include the fiscal year compensation cost for awards made in fiscal year 2007 and in prior fiscal years, using the FAS 123R modified prospective transition method. We describe the assumptions made in this valuation in the Form 10-K for the year ended March 31, 2007.

(3) All other compensation includes 401(k) matching contributions and life insurance premiums paid by Cavco.

GRANTS OF PLAN-BASED AWARDS TABLE

The following table sets forth certain information with respect to the options and stock granted during or for the fiscal year ended March 31, 2007 to each of our named executive officers listed in the Summary Compensation Table found on page 15.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Under-Lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)
		Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)			
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)
Joseph H. Stegmayer	—	—	—	—	—	—	—	—	—	—
Daniel L. Urness	8/09/06	—	—	—	—	—	—	923	—	—

(1) This column represents restricted stock unit awards made in fiscal year 2007. Each award represents the right to receive the same number of shares of our common stock, subject to vesting conditions. We made these restricted stock unit awards under the Cavco Industries, Inc. Stock Incentive Plan effective June 30, 2003. The award vests pro rata and is subject to a five year vesting schedule commencing on the first anniversary of the grant date, August 9, 2006.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table includes certain information with respect to the value of all unexercised options and restricted stock awards previously awarded to the executive officers named above at the fiscal year end, March 31, 2007.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number Of Shares Or Units Of Stock That have Not vested (#) (2)	Market Value of Shares or Units of Stock That Have Not vested ($) (3)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Joseph H. Stegmayer	377,580	—	11.55	12/12/10	—	—
	51,000	17,000	20.00	6/22/11	—	—
	32,750	32,750	27.55	5/17/12	—	—
Daniel L. Urness	—	—	—	—	923	32,259

(1) Options vest 25% on grant date and 25% on the anniversary date of the grant.

(2) The award of restricted shares was made to Mr. Urness pursuant to the Vice President and Chief Financial Officer Incentive Compensation Plan for fiscal year 2007. See Compensation Discussion and Analysis – Components of Executive Compensation on page 12. The shares were awarded on August 9, 2006 and vest as follows: 20% on 08/09/07, 20% on 08/09/08, 20% on 08/09/09, 20% on 08/09/10, and 20% on 08/09/11.

(3) The Market value of the grant of restricted shares to Mr. Urness is based on a share price of $34.95 on March 31, 2007.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

Ernst & Young LLP acted as Cavco's independent registered public accounting firm to audit its books and records for fiscal year 2007, and the Audit Committee has appointed Ernst & Young LLP as Cavco's independent registered public accounting firm for fiscal year 2008, subject to ratification by Cavco stockholders.

If the stockholders do not ratify the appointment, the Audit Committee will reconsider whether or not to retain Ernst & Young LLP, but still may retain them. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of Cavco and our stockholders.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting, with the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions from Cavco stockholders.

Recommendation of the Board

The board of directors unanimously recommends a vote FOR the ratification of the appointment of Ernst & Young LLP as Cavco's independent registered public accounting firm for fiscal year 2008.

Audit Fees

The Audit Committee has adopted policies and procedures pre-approving all audit and permissible non-audit services performed by Ernst & Young LLP. Under these policies, the Audit Committee pre-approves the use of audit and specific permissible audit-related and non-audit services up to certain dollar limits. Services that do not come under this authority must be pre-approved separately by the Audit Committee. In determining whether or not to pre-approve services, the Audit Committee determines whether the service is a permissible service under the SEC's rules, and, if permissible, the potential effect of such services on the independence of Ernst & Young LLP.

The aggregate fees billed for professional services by Ernst & Young LLP in the last two fiscal years are as follows:

Type of Fees	Fiscal 2007	Fiscal 2006
Audit Fees	$ 385,880	$ 380,311
Audit-Related Fees	17,918	0
Tax Fees	53,924	67,147
All Other Fees	1,500	0
Total	$ 459,222	$ 447,458

As used in the foregoing table:

- "Audit Fees" are the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of annual financial statements, internal controls, and review of financial statements included in Form 10-Q quarterly reports or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements;

- "Audit-Related Fees" are the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the financial statements, including audits of employee benefit plans and accounting consultations, due diligence related to mergers, internal control reviews, and attest services that are not required by statute or regulation;

- "Tax Fees" are the aggregate fees billed in each of the last two fiscal years fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning; and

- "All Other Fees" includes the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, including fees for auditing previous year's financial statements and fees for permitted corporate finance assistance and permitted advisory services.

GENERAL

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Cavco directors and executive officers, and persons who beneficially own more than 10% of a registered class of Cavco's equity securities, to file initial reports of ownership, reports of changes in ownership and annual reports of ownership with the SEC and NASDAQ. Such persons are required by SEC regulations to furnish Cavco with copies of all Section 16(a) reports that they file with the SEC.

Based solely on its review of the copies of such reports received by it with respect to fiscal year 2007 or written representations from certain reporting persons, Cavco believes that its directors, executive officers and persons who beneficially own more than 10% of a registered class of Cavco's equity securities have complied with all filing requirements of Section 16(a) for fiscal year 2007 applicable to such persons; however, due to an administrative oversight by Cavco, option grants automatically made to Ms. Dout, Mr. Hanna and Mr. Thomas on September 22, 2006, were not reported on Form 4 until September 29, 2006.

Certain Relationships and Related Transactions

We have entered into Change of Control Agreements with certain of our executive officers. See above under "Compensation Discussion and Analysis – Employment, Severance and Change of Control Arrangements."

Code of Conduct

Cavco has adopted a code of conduct that applies to all Cavco employees, including Cavco's Chief Executive Officer, Chief Financial Officer and Controller. Cavco's code of conduct is designed to deter wrongdoing and to promote:

- honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
- full, fair, accurate, timely and understandable disclosure in reports and documents that Cavco files with, or submits to, the SEC and in other public communications made by Cavco;
- compliance with applicable governmental laws, rules and regulations;
- the prompt internal reporting of violations of the code of conduct to an appropriate person or persons identified in the code of conduct; and
- accountability for adherence to the code of conduct.

Cavco has posted the text of its code of conduct on its Internet website at www.cavco.com. Cavco's code of conduct will remain accessible on its Internet website. However, if Cavco ever desires to remove its code of conduct from its Internet website, then, prior to such removal, Cavco will either file its code of conduct as an exhibit to its Annual Report on Form 10-K filed with the SEC or will undertake in an Annual Report on Form 10-K to provide a copy of the code of conduct to any person without charge.

Form 10-K

Stockholders entitled to vote at the annual meeting may obtain a copy of Cavco's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, including the financial statements, required to be filed with the SEC, without charge, upon written or oral request to Cavco Industries, Inc., Attention: James P. Glew, Secretary, 1001 N. Central Avenue, Suite 800, Phoenix, Arizona, 85004, (602) 256-6263.

Stockholder Proposals

Cavco's 2008 annual meeting of stockholders is scheduled to be held on June 26, 2008. In order to be considered for inclusion in Cavco's proxy material for that meeting, stockholder proposals must be received at Cavco's principal executive offices, addressed to the attention of the Secretary, not later than January 26, 2008.

For any proposal that is not submitted for inclusion in Cavco's proxy material for the 2008 annual meeting of stockholders but is instead sought to be presented directly at that meeting, Rule 14a-4(c) under the Exchange Act permits Cavco's management to exercise discretionary voting authority under proxies it solicits unless Cavco is notified about the proposal no earlier than December 28, 2007 and no later than April 11, 2008, and the stockholder submitting the proposal satisfies the other requirements of Rule 14a-4(c). Cavco's bylaws further provide that, to be considered at the 2008 annual meeting, a stockholder proposal relating to the nomination of a person for election as a director must be submitted in writing and received by the Secretary at the principal executive offices of Cavco no earlier than December 28, 2007 and no later than March 28, 2008, and must contain the information specified by and otherwise comply with Cavco's bylaws. Any stockholder wishing to receive a copy of Cavco's bylaws should direct a written request to the Secretary at Cavco's principal executive offices.

Cavco Website

In this proxy statement, we state that certain information and documents are available on the Cavco website. These references are merely intended to suggest where additional information may be obtained by our stockholders, and the materials and other information presented on our website are not incorporated in and should not otherwise be considered part of this proxy statement.

By Order of the Board of Directors

JAMES P. GLEW
Secretary

TO OUR FELLOW SHAREHOLDERS:

Growth in sales and earnings is our primary responsibility to shareholders, and for the first time in four years as a public company we were not able to achieve that goal. While not satisfied with these results, we are grateful to our customers, employees and suppliers for enabling us to generate financial performance that significantly outpaced that of the industry. As many companies struggled, we recorded respectable profits and further strengthened our financial condition. In addition, we showed progress in product design, product introductions, market penetration, quality, and service standards.

FINANCIAL RESULTS

For the year ending March 31, 2007 sales decreased 11% to $169.1 million and net income of $11.5 million was 23% lower than the prior year. Earnings per fully diluted share dipped 22% to $1.74. Earnings declined more than sales as manufacturing efficiencies were adversely affected by lower production volumes and because of losses generated by the startup of our new Texas operation. Although we sold fewer homes than last year, we were successful in increasing our wholesale price per home by 3% to $44,641.

A key element in a company's ability to face difficult times is its financial condition. Cavco's balance sheet is strong. At March 31, 2007 there was no debt outstanding, cash and short-term investments increased almost $5.9 million from one year earlier to $63.9 million, and shareholders' equity grew to $138.1 million.

CAVCO AND THE INDUSTRY

We got off to a good start with first quarter performance up nicely from the prior year. However, in July 2006 we indicated that sales were slowing and the California market in particular was weakening. For the balance of the fiscal year, housing markets were challenging. Housing starts were down, new and existing home sales dropped and industry shipments of manufactured homes slid 30% from the comparable year earlier period. The last three quarters were impacted by these deteriorating conditions.

Our people responded quickly to adjust to the lower sales levels. By careful management of production rates, supply logistics and overhead costs, our three established factories were able to maintain profitability throughout the year.

The startup of our new Seguin, Texas facility did not progress as planned. To augment lower than anticipated sales activity we have recently broadened the product offering. Hiring and training new employees to sell and build these new models has extended the timeline to achieve profitable operating levels. Still we believe it is in the Company's best interest to develop home building capabilities in Texas. Although this market has experienced very weak conditions in recent years, it has long been and remains today one of the leading states in the country for manufactured housing sales.

Last year, this letter described plans to build a new manufacturing facility on land we had acquired in Phoenix, Arizona. The factory was designed to significantly expand home building capability in a modern plant that would enable further growth in the Southwest market in the future. At that time our existing plants were approaching their production capacities. In light of the sudden changes in housing sales and consequent reduced utilization of our facilities we decided to postpone this project until the outlook for manufactured housing improves. We plan to retain ownership of the undeveloped land that we purchased for this purpose.

We were pleased with the performance of our park home and vacation cabin business for the year. While competition is always intense in this field, our extensive product line, custom building capabilities, and excellent reputation for product support and service favorably distinguish Cavco products in their respective markets.

BUSINESS OUTLOOK

The manufactured home industry has been operating at historically low levels throughout the majority of the current decade. Industry shipments dropped to 118,000 homes in 2006 from the most recent peak of 373,000 units in 1998. Several factors have contributed to the down cycle, the most persistent of which has been reduced availability of consumer financing in the manufactured housing sector.

Conversely, the market for homes built on-site enjoyed tremendous growth during this same period, fueled by several factors, particularly abundant financing resources and aggressive lending practices. Coincident with the substantial cooling of the site-built housing market, there have been reports suggesting that site-built lenders have begun to tighten their credit requirements somewhat, specifically for buyers seeking sub-prime and minimal or no documentation loans. A return to more historically typical and reasonable underwriting standards by the lending industry could benefit manufactured housing if it has the effect of shifting homebuyers to more affordably priced homes. However, we have not experienced discernable benefits thus far from any changes that may be taking place in the underwriting practices of lenders to the site-built housing market.

Although we are not currently operating in the most favorable industry conditions, we are situated in areas with attractive demographics for our products. Arizona is one of the fastest growing states in terms of population, and, combined with California and Nevada, the region is a primary destination for traditional working families, empty-nesters, retirees and seasonal residents, all good market segments for our homes. Our continuous introduction of new and exciting home designs, coupled with compelling quality and value provide us with the opportunity to serve our markets well.

CLOSING REMARKS

Even in the most certain times, forecasting is difficult and given the vast uncertainties in housing and the general economy, it is not something we will attempt to do here. We do have confidence that we can and will improvise and adjust as necessary to meet the inevitable challenges we will encounter. Having thanked other important people in the opening of this letter, we close with sincere appreciation for the support of our loyal shareholders.



Joseph H. Stegmayer
May 23, 2007

UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to

Commission File Number 000-08822

MAY 25 2007
160 SECTION

Cavco Industries, Inc.
(Exact name of Registrant as specified in its charter)

Delaware **(State of Incorporation)**	**56-2405642** **(IRS Employer Identification No.)**
1001 North Central Avenue, Suite 800 **Phoenix, Arizona 85004** **(Address of principal executive offices)**	**602-256-6263** **Registrant's telephone number** **(including area code)**

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of each class	Name on each Exchange on which registered
Common Stock, par value $0.01	The NASDAQ Stock Market, LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes _ No X

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes _ No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __ Accelerated filer X Non-accelerated filer __

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes _ No X

The aggregate market value of voting and non-voting common equity held by non-affiliates as of September 30, 2006 (based on the closing price on the NASDAQ Stock Market, LLC on September 30, 2006) was $167,898,000. Shares of Common Stock held by each officer, director and holder of 5% or more of the outstanding Common Stock have been excluded in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of May 17, 2007, 6,400,480 shares of Registrant's Common Stock, $.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Cavco Industries, Inc.'s definitive Proxy Statement relating to its 2007 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

CAVCO INDUSTRIES, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED MARCH 31, 2007

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

General

Cavco Industries, Inc., a Delaware corporation, is the largest producer of manufactured homes in Arizona, and a leading producer of park model homes and vacation cabins in the United States, having made wholesale shipments of 3,612 manufactured housing units during our fiscal year ended March 31, 2007. We are also the 10th largest producer of manufactured homes in the United States in terms of wholesale shipments, based on 2005 data published by Manufactured Home Merchandiser, an industry trade publication. Our business encompasses manufacturing operations and wholesale and retail marketing. Also, the terms "Cavco," "us," "we," "our," the "Company," and any other similar terms refer to Cavco Industries, Inc and its subsidiaries, unless otherwise indicated in this Form 10-K.

Our factory-built homes are produced under various trade names and in a variety of floor plans and price ranges. We produce homes constructed to the building standards promulgated by the U.S. Department of Housing and Urban Development, or HUD, and by the International and Universal Building Codes as well as park model homes and vacation cabins. Our HUD code homes generally range in size from approximately 500 to 3,300 square feet and typically include two to five bedrooms, a living room, dining room, kitchen and two or more full bathrooms. Most of these are multi-section homes, although we also produce single-section homes. Our park model homes are less than 400 square feet in size and are purchased primarily for use as second homes, vacation homes or for retirement living and are placed in planned communities or recreational home parks. We also produce camping cabins and commercial structures for a variety of purposes, including portable offices and showrooms.

We currently operate three manufacturing plants in the Phoenix, Arizona area and one manufacturing plant in Seguin, Texas. Our factories range in size from 79,000 to 203,000 square feet. We construct our homes using an assembly-line process in which each section or floor is assembled in stages. Our assembly-line process is designed to be flexible enough to accommodate significant customization as requested by our customers.

We sell manufactured homes through both a network of independent retailers and through Company-owned retail outlets. As of March 31, 2007, our products were offered for sale through approximately 345 independent retail outlets in 25 states. A majority of these independent retail outlets are located in Arizona, California, New Mexico, Nevada and Texas. As of March 31, 2007, we had a total of 7 Company-owned retail outlets, located in Arizona, New Mexico and Texas. We closed 1 of our Company-owned retail outlets in fiscal 2007 and we expect to close less than half of our remaining retail outlets during the next 12 months. We plan to close these retail outlets because they have under-performed in recent years. We do not anticipate that the closure of these retail outlets will materially affect the operations of our manufacturing segment as these outlets do not sell a significant amount of products manufactured by us. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Industry and Company Outlook."

Despite a protracted downturn in the manufactured housing industry, we generated income from continuing operations before income taxes, which primarily encompass three manufacturing plants in Arizona, one manufacturing plant in Texas, and our corporate office, of $17.4 million, $23.5 million and $15.8 million for fiscal 2007, 2006 and 2005, respectively. We believe that our ability to maintain the profitability of our continuing operations during the current industry downturn is attributable in significant part to efficient production, a high value product line, focused sales efforts and stringent cost control.

Industry Overview

General. Manufactured housing provides an alternative in urban, suburban and rural areas to other forms of new low-cost housing, such as site-built housing, panelized homes and condominiums, and to existing housing such as pre-owned homes and apartments. According to statistics published by the Institute for Building Technology and Safety (IBTS), and the United States Department of Commerce, Bureau of the Census, for the year ended December 31, 2006, manufactured housing wholesale shipments of HUD code homes accounted for an estimated 7% of all new single-family housing starts and 10% of all new single-family homes sold.

Industry wholesale shipments of HUD code homes totaled approximately 118,000 homes in 2006 versus 147,000 homes in 2005 according to data reported by the Manufactured Housing Institute ("MHI").

We believe the segment of the housing market in which manufactured housing is most competitive includes consumers with household incomes under $40,000. This segment has a high representation of young single persons and young married couples, as well as seniors and retired persons. The comparatively low cost of fully-equipped manufactured housing attracts these consumers. Persons in rural areas, where fewer housing alternatives exist, and those who presently live in manufactured homes also make up a significant portion of the demand for new manufactured housing.

Protracted Industry Downturn. The U.S. manufactured housing industry experienced a period of substantial growth in the 1990s as total wholesale shipments increased from 171,000 homes in 1991 to a peak of 373,000 homes in 1998 according to data reported by MHI. This growth was driven by the improved availability of consumer financing, including financing for lower-income and higher-risk borrowers and the introduction of new multi-section designs that appealed to a broader range of customers. In response to the increased demand for manufactured homes during this period, manufacturers expanded production capacity and the number of retail locations increased.

Since mid-1999, the manufactured housing industry has experienced a prolonged and significant downturn. This downturn has resulted in part from the fact that, beginning in 1999, consumer lenders in the sector began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of the homes securing defaulted loans. Other causes of the downturn include a reduced number of consumer lenders in the traditional chattel (home-only) lending sector, higher interest rates on home-only loans and generally unfavorable economic conditions. These factors resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

As a result of the foregoing factors, based on industry data as of the end of 2006, approximately 57% of all industry retail locations have closed since the end of 1999 and the number of active industry manufacturing facilities has dropped by 118 plants over the same period, representing a 37% reduction. In addition, inventories of new manufactured homes in the retail marketplace declined by approximately 57% from June 1999 to December 2006. These industry conditions have adversely affected the results of operations of all of the major producers of manufactured homes, including our Company.

The principal regional markets we have targeted have also experienced a pronounced downturn. The number of manufactured housing units shipped in Arizona declined approximately 37% from 1999 to 2006. Even more severe declines were experienced in New Mexico and Texas, where the number of manufactured housing units shipped declined approximately 75% during the same period. More recently, the California manufactured housing market has suffered a significant downturn, as the number of manufactured housing units shipped has decreased 23% from 2005 to 2006. U.S. wholesale shipments and retail sales of manufactured homes could continue to experience adverse conditions for the remainder of 2007 due to some or all of the factors described above. We expect industry sales volumes to be adversely affected until, among other factors, consumer and wholesale financing is more readily available.

Business Strategy

Our marketing strategy is to offer a line of manufactured homes that appeal to a wide range of homebuyers. Our principal focus is the mainstream market, which involves the sale of high-value homes to entry-level and move-up buyers. We also market to special niches such as sub-division developers, senior living community operations and vacation homebuyers.

Our production strategy is to develop and maintain the resources necessary to build to varied and unique customer specifications in an efficient factory production environment. This enables us to attract retailers and consumers who want the flexibility to build homes to meet their specific needs, but still seek the value created by building a home on a factory production line.

We cannot compete based on size, as there are other larger manufacturers with greater resources. Therefore, our competitive strategy is to build homes of superior quality, offer innovative designs and floor plans, demonstrate exceptional value, provide the engineering and technical resources to enable custom home building and to be responsive and efficient in servicing the customer after the sale. We strive to make our size a competitive advantage by reacting more quickly to changes in the marketplace and to the specific needs of our retailers and consumers.

Products

Most of our homes are constructed in accordance with the National Manufactured Home Construction and Safety Standards promulgated by HUD. Approximately 62% of the homes we produced in fiscal 2007 were HUD code homes. The remaining homes we produce are primarily park model homes, which are constructed to building standards approved by the American National Standards Institute, a private, non-profit organization that administers and coordinates a voluntary standardization and conformity program. We also produce camping cabins and commercial structures built to state and local standards for a variety of purposes, including portable offices and showrooms.

We produce a broad range of HUD code homes under various trade names and brand names and in a variety of floor plans and price ranges. Substantially all of these homes are ranch-style homes. Our HUD code homes generally range in size from approximately 500 to 3,300 square feet. In fiscal 2007, we produced and sold 3,612 homes, of which 2,084 were multi-section. Included in single-section production are park model homes, which are less than 400 square feet in size and are purchased primarily for use as second homes, vacation homes or retirement living and are placed in planned communities or recreational home parks.

Each home contains a living room, dining area, kitchen, one to five bedrooms and one or more bathrooms, and is equipped with central heating and hot water systems, kitchen appliances, carpeting and window treatments. Feature upgrades include fireplaces, central air conditioning, tile roofs, high ceilings, skylights, hardwood floors and cabinetry, granite countertops, and energy conservation items. We also offer a variety of structural and decorative customizations to meet the home buyer's specifications.

During fiscal 2007, our average wholesale home price for a HUD code home was approximately $52,000, excluding delivery. Approximately 80% of the homes we produce are sold in transactions covering both the home and the land on which it is placed. Retail sales prices of our homes, without land, generally range from $32,000 to more than $130,000, depending upon size, floor plan, features and options.

The homes we manufacture are sold under a variety of registered trademarks, including "Cavco," "Cavco Homes," "Sunbuilt," "Villager," "Sun Villa," "Cedar Court," "Westcourt," "Winrock," "Catalina," "Cavco Gold Key Guarantee," "Saguaro," "Elite," "Desert Rose," "Sunburst," "Cavco Cabins," "AAA Homes," "Litchfield Limited," "Vantage," "SmartBuilt" and "Cavco Home Center."

Our manufactured homes are constructed and equipped at our manufacturing facilities. The finished home is then transported by independent trucking companies either to a retail sales center, planned community, housing development or the customer's site. The transportation cost is borne by the retailer. Retailers or other independent installers are responsible for placing the home on site and, in most instances, arranging for connections to utilities and providing installation and finish-out services. Although our manufactured homes are designed to be transportable, only a small percentage are ever moved from their original site after installation.

Manufacturing Operations

Our homes are constructed in plant facilities using an assembly-line process employing from 95 to 365 employees at each facility. Most of our homes are constructed in one or more sections (also known as floors) on a permanently affixed steel support chassis. Each section or floor is assembled in stages beginning with the construction of the chassis, followed by the addition of other constructed and purchased components, and ending with a final quality control inspection. The efficiency of the assembly-line process and the benefits of constructing homes in a controlled factory environment enable us to produce quality homes in less time and at a lower cost per square foot than building homes on individual sites.

We currently operate three manufacturing facilities in the Phoenix, Arizona area and one manufacturing plant in Seguin, Texas. Our manufacturing facilities range from approximately 79,000 to 203,000 square feet of floor space. The production schedules for our manufacturing facilities are based on wholesale and retail orders received from buyers, which fluctuate from week to week. In general, however, our facilities operate on a one shift per day, five days per week basis, and we currently manufacture a typical home in approximately six days. As of March 31, 2007, our current rate of production was approximately 19 sections per day.

Manufactured housing is a regional business and the primary geographic market for a typical manufacturing facility is within a 350-mile radius. Each of our Arizona HUD Code manufacturing facilities serves between 120 to 140 retailers and our park model and vacation cabin facilities serve approximately 70 retail distributors along with a large number of one time purchasers. Because we produce homes to fill existing wholesale and retail orders, our manufacturing plants generally do not carry finished goods inventories, except for homes awaiting delivery.

The following table sets forth the total number of homes wholesaled from our factories and the number of manufacturing facilities which produced those homes for the fiscal years indicated:

	Year Ended March 31,		
	2007	2006	2005
Homes sold:			
Single-section	1,528	1,448	1,251
Multi-section	2,084	2,803	2,741
Total homes sold	3,612	4,251	3,992
Operating manufacturing facilities at end of period	4	3	3

The principal materials used in the production of our manufactured homes include wood, wood products, aluminum, steel, gypsum wallboard, tires, fiberglass insulation, carpet, vinyl, fasteners, appliances, electrical items, windows and doors. We buy the majority of these materials from third-party manufacturers and distributors located in California, Texas and Arizona. The inability to obtain any materials used in the production of our homes, whether resulting from material shortages, destruction of supplier facilities or other events affecting production of component parts, may affect our ability to meet or maintain production requirements.

Our backlog of orders as of March 31, 2007 was approximately $2.4 million. Retailers may cancel orders prior to production without penalty. After production of a particular home has commenced, the order becomes noncancelable and the retailer is obligated to take delivery of the home. Accordingly, until production of a particular home has commenced, we do not consider our order backlog to be firm orders. Because of the seasonality of the housing market, the level of our order backlog generally declines during the winter months.

Sales and Distribution

The following table sets forth the number of homes sold by us through independent and Company-owned distribution channels during the last three fiscal years, as well as the number of independent retail outlets and Company-owned retail centers at the end of the applicable period. The distribution channels are outlined as follows:

	Year Ended March 31,		
	2007	2006	2005
Home sold through:			
Independent retail outlets	3,467	4,082	3,809
Company-owned retail centers	145	169	183
Total homes sold	3,612	4,251	3,992
Number of independent retail outlets at the end of the period	345	311	338
Number of company-owned retail centers at the end of the period	7	8	11

Independent Retailers. As of March 31, 2007, we had a network of 345 independent retail outlets, of which there were 138 in Arizona, 99 in California, 34 in New Mexico, 11 in Nevada, 11 in Texas, 10 in Washington, 9 in Utah, 7 in Colorado, 5 in Idaho, 2 in Alaska, Maryland, Oregon, Wisconsin and Wyoming and 1 in each of Florida, Illinois, Indiana, Louisiana, Michigan, Minnesota, Montana, North Dakota, Nebraska, Oklahoma and Tennessee. As is common in the industry, our independent retailers typically sell manufactured homes produced by other manufacturers in addition to those we produce. Some independent retailers operate multiple sales outlets. Factory Direct Housing, Inc. ("FDH") represents a group of independent retailers that affiliate to obtain improved access to inventory financing. Most FDH retailers existed as entirely independent retailers prior to their affiliation with FDH. FDH accounted for approximately 11.0%, 12.1% and 12.7% of net sales in fiscal 2007, 2006, and 2005, respectively. No other independent retailer accounted for 10% or more of our manufacturing sales during the three-year period.

We continually seek to increase our wholesale shipments by growing sales at our existing independent retailers and by finding new independent retailers to sell our homes. We provide comprehensive sales training to retail sales associates and bring them to our manufacturing facilities for product training and to view new product designs as they are developed. These training seminars facilitate the sale of our homes by increasing the skill and knowledge of the retail sales consultants. In addition, we display our products in trade shows and support our retailers through the distribution of floor plan literature, brochures, decor boards and point of sale promotional material.

Independent retailers frequently finance a portion of their home purchases through wholesale floor plan financing arrangements. In most cases, we receive a deposit or a commitment from the retailer's lender for each home ordered. We then manufacture the home and ship it at the retailer's expense. Payment is due from the lender upon the acceptance by the retailer of the product. For a description of wholesale floor plan financing arrangements used by independent retailers and our obligations in connection with these arrangements, see "Financing — Wholesale Financing" below.

Company-Owned Retail Sales Centers. As of March 31, 2007, we had a total of 7 Company-owned retail centers, located in Arizona, New Mexico and Texas, of which 5 primarily sold our homes and the remainder sold homes manufactured by other companies. Over the next 12 months, we plan to close certain Company-owned retail centers as these retail outlets have underperformed in recent years. Each of our Company-owned retail sales centers has a sales office, which is generally a factory-built structure, and a variety of model homes of various sizes, floor plans, features and prices. Customers may purchase a home from an inventory of homes maintained at the location, including a model home, or may order a home that will be built at a manufacturing facility. Our Company-owned sales centers are generally located on a main road or highway for high visibility. Model homes may be displayed in a residential setting with sidewalks and landscaping. Each sales center usually employs a manager and three or four salespersons. As of March 31, 2007, Company-owned sales centers had an average inventory of 13 new homes per location. This number of homes in inventory includes homes delivered to a consumer home site but not yet recorded as a sale. We internally finance our inventories and currently have no outstanding debt. Our Company-owned retail centers employ salespersons who are compensated through a combination of salary and commission. Retail centers do not have administrative staff, as we perform most administrative functions at our corporate headquarters.

Warranties. We provide a limited warranty to original retail purchasers of our homes. We warrant structural components for 12 months. Nonstructural components of a cosmetic nature are warranted for 120 days, except in specific cases where state laws require longer warranty terms. Our warranty does not extend to installation and setup of the home, which is generally arranged by the retailer. Appliances, carpeting, roofing and certain other components are warranted by their original manufacturer for various lengths of time.

Financing

Wholesale Financing. In accordance with manufactured housing industry practice, approximately 40% of our wholesale sales are to independent retailers who finance a portion of their home purchases through wholesale floor plan financing arrangements. Under a typical floor plan financing arrangement, an independent financial institution specializing in this line of business provides the retailer with a loan for the purchase price of the home and maintains a security interest in the home as collateral. The financial institution customarily requires us, as the manufacturer of the home, to enter into a separate repurchase agreement with the financial institution under which we are obligated, upon default by the retailer and under certain other circumstances, to repurchase the financed home at declining prices over the term of the repurchase agreement (which in most cases is 18 to 24 months). The price at which we may be obligated to repurchase a home under these agreements is based upon our original invoice price plus certain administrative and shipping expenses. Our obligation under these repurchase agreements ceases upon the purchase of the home by the retail customer. The maximum amount of our contingent obligations under such repurchase agreements was approximately $28.5 million as of March 31, 2007, without reduction for the resale value of the homes.

Consumer Financing. Conventional lenders provide two basic types of consumer financing in the manufactured housing industry:

- chattel (or home-only) loans for purchasers of a home with no real estate involved; and
- real estate loans for purchasers of the home and the land on which the home is placed.

Loose credit standards for home-only loans in the mid-1990s contributed to the recent high number of industry repossessions. During the past five years, a number of home-only lenders have exited the market. The remaining lenders have tightened their credit standards and increased their interest rates, which has reduced the volume of new loans.

Beginning in the late 1990s, the number of manufactured housing purchases financed with real estate loans has increased significantly. There are two types of mortgage loans: conforming and non-conforming. Conforming loans conform to requirements imposed by FHA, VA, Freddie Mac and Fannie Mae. Generally, conforming loans require foundations installed in accordance with specified Federal requirements and the borrower must meet certain criteria. Non-conforming loans are financed by a major bank or lending institution which may not require a specific foundation type and may have more flexible criteria.

In January 2002, Texas House Bill 1869 was enacted, amending the Texas Manufactured Housing Standards Act to establish financing and acquisition procedures for retailers and consumers of manufactured homes and to provide for notification to consumers of their responsibilities before purchasing a manufactured home. The bill required, among other things, that all manufactured homes that are acquired with third-party financing in Texas, other than those placed in manufactured home rental communities or on a lot that is not titled in the name of the consumer under a deed or contract for sale, be financed with conventional financing covering both the land and home. While this legislation was subsequently repealed in September 2003, chattel financing in Texas was significantly curtailed and has not recovered.

Competition

The manufactured housing industry is highly competitive at both the manufacturing and retail levels, with competition based upon several factors, including price, product features, reputation for service and quality, depth of field inventory, promotion, merchandising and the terms of retail customer financing. We compete with other producers of manufactured homes, as well as companies offering for sale homes repossessed from wholesalers or consumers. In addition, manufactured homes compete with new and existing site-built homes, as well as apartments, townhouses and condominiums.

In addition to us, there are a number of other manufacturers competing for a significant share of the manufactured housing market in the Arizona, California and New Mexico areas, including Palm Harbor Homes, Inc., Fleetwood Enterprises, Inc., Clayton Homes, Inc., Champion Enterprises, Inc., Skyline Corporation and Chariot Eagle Homes. Based on retail sales in calendar year 2006, we believe that our business accounted for an approximate 28% share of the Arizona market area, an approximate 8% share of the California market area, an approximate 4% share of the New Mexico market area and smaller shares of market areas in the other states in which we do business. We do not view any of our competitors as being dominant in the industry as a whole or the principal markets in which we compete, although a number of our competitors possess substantially greater financial, manufacturing, distribution and marketing resources.

Government Regulation

Our manufactured homes are subject to a number of federal, state and local laws, codes and regulations. Construction of manufactured housing is governed by the National Manufactured Housing Construction and Safety Standards Act of 1974, as amended, or the Home Construction Act. In 1976, HUD issued regulations under the Home Construction Act establishing comprehensive national construction standards. The HUD regulations, known collectively as the Federal Manufactured Home Construction and Safety Standards, cover all aspects of manufactured home construction, including structural integrity, fire safety, wind loads, thermal protection and ventilation. Such regulations preempt conflicting state and local regulations on such matters, and are subject to periodic change. Our three manufacturing facilities in the Phoenix, Arizona area and the plans and specifications of the HUD code manufactured homes they produce have been approved by a HUD-certified inspection agency and our Texas facility is currently involved in the HUD certification process. Further, an independent HUD-certified third-party inspector regularly reviews our manufactured homes for compliance with the HUD regulations during construction. Failure to comply with applicable HUD regulations could expose us to a wide variety of sanctions, including mandated closings of our manufacturing facilities. We believe our manufactured homes are in substantial compliance with all present HUD requirements. Our park model homes are not subject to HUD regulations, but we believe that our park model homes meet all present standards of the American National Standards Institute.

Manufactured and site-built homes are all typically built with wood products that contain formaldehyde resins. HUD regulates the allowable concentrations of formaldehyde in certain products used in manufactured homes and requires manufacturers to warn purchasers as to formaldehyde-associated risks. The Environmental Protection Agency, or EPA, and other governmental agencies have in the past evaluated the effects of formaldehyde. We use materials in our manufactured homes that meet HUD standards for formaldehyde emissions and believe we comply with HUD and other applicable government regulations in this regard.

The transportation of manufactured homes on highways is subject to regulation by various federal, state and local authorities. Such regulations may prescribe size and road use limitations and impose lower than normal speed limits and various other requirements.

We have leased space for our manufacturing facility in Goodyear, Arizona since 1993. The leased premises is part of what is referred to as the Phoenix-Goodyear Airport (South) Superfund Site (PGAS), which was designated as a National Priorities List, or NPL, site under the authority of the Comprehensive Environmental Response, Compensation, and Liability Act in 1983. The reason for the site's NPL designation was because of extensive soil and groundwater contamination (trichloroethylene or TCE, chromium and cadmium) that resulted from historic manufacturing activities of the Goodyear Tire and Rubber Company and the Department of Defense.

Pursuant to a consent decree executed with the United States Environmental Protection Agency (EPA) the Goodyear Tire and Rubber Company, is responsible for taking certain remedial actions at the PGAS site. In September 2005, the EPA completed its five-year review of the PGAS site and reported that the contaminant concentrations in groundwater at the site have been reduced, and treated groundwater from the treatment systems has met cleanup goals throughout that period of operation. Nonetheless, groundwater still contains contaminant levels above specified cleanup goals as the remediation progresses. The EPA's five-year review identified several issues regarding the ongoing effectiveness of the remedy and several new issues regarding possible presence of trace metals, vapor intrusion, institutional controls, ecological risks, and migration, all of which the EPA is addressing.

Our lease specifically refers to the consent decree with the EPA and provides that as between our Landlord (now JRC Goodyear, LLC) and us, the Landlord will be responsible for any liabilities resulting from the existing contamination at the site and that the Landlord will indemnify, defend, and hold us, our directors, our officers, our employees, our agents, and our successors, harmless for such liabilities.

During the fourteen years that we have conducted manufacturing operations at the Goodyear, Arizona facility, we have never received any inquiry or notice from the EPA or the Arizona Department of Environmental Quality suggesting that we may be liable for any costs associated with the remediation of the PGAS site. We do not have any underground storage tanks at our Goodyear, Arizona facility.

Our manufactured homes are subject to local zoning and housing regulations. In certain cities and counties in areas where our homes are sold, local governmental ordinances and regulations have been enacted which restrict the placement of manufactured homes on privately-owned land or which require the placement of manufactured homes in manufactured home communities. Such ordinances and regulations may adversely affect our ability to sell homes for installation in communities where they are in effect. A number of states have adopted procedures governing the installation of manufactured homes. Utility connections are subject to state and local regulations which must be complied with by the retailer or other person installing the home.

Certain warranties we issue may be subject to the Magnuson-Moss Warranty Federal Trade Commission Improvement Act, which regulates the descriptions of warranties on consumer products. In the case of warranties subject to the Magnuson-Moss Warranty Act, the Company is subject to a number of additional regulatory requirements. For example, warranties that are subject to the act must be included in a single easy-to-read document that is generally made available prior to purchase. The act also prohibits certain attempts to disclaim or modify implied warranties and the use of deceptive or misleading terms. A claim for a violation of the act can be the subject of an action in federal court in which consumers may be able to recover attorneys' fees. The description and substance of our warranties are also subject to a variety of state laws and regulations. A number of states, including Arizona and New Mexico, require manufactured home producers to post bonds to ensure the satisfaction of consumer warranty claims.

Governmental authorities have the power to enforce compliance with their regulations, and violations may result in the payment of fines, the entry of injunctions or both. Although we believe that our operations are in substantial compliance with the requirements of all applicable laws and regulations, these requirements have generally become more strict in recent years. Accordingly, we are unable to predict the ultimate cost of compliance with all applicable laws and enforcement policies.

Employees

As of March 31, 2007, we had approximately 1,075 employees. We believe that our relationship with our employees is good.

Available Information

We make available free of charge on or through our internet site, www.cavco.com, the following filings as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC: the Annual Report on Form 10-K, the Quarterly Reports on Form 10-Q, the Current Reports on Form 8-K and amendments to those Reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

ITEM 1A. RISK FACTORS

Our business involves a number of risks and uncertainties. You should carefully consider the following risks, together with the information provided elsewhere in this Annual Report. The risks described below are not the only ones facing us. Additional risks that are currently unknown to us or that we currently consider to be immaterial may also impair our business or adversely affect our financial condition or results of operations.

We have incurred net losses in prior periods and there can be no assurance that we will generate income in the future

Although we generated income from continuing operations during the past six fiscal years, we have incurred net losses in prior years. Net losses in these years were attributable in substantial part to the downturn affecting the manufactured housing industry, which is discussed in detail below. The likelihood that we will generate net income in the future must be considered in light of the difficulties facing the manufactured housing industry as a whole, as well as the competitive environment in which we operate and the other risks and uncertainties discussed in this Annual Report. There can be no assurance that we will generate net income in the future.

We operate in an industry that is currently experiencing a prolonged and significant downturn

Since mid-1999, the manufactured housing industry has experienced a prolonged and significant downturn. This downturn has resulted in part from the fact that, beginning in 1999, consumer lenders in the sector began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of homes securing defaulted loans. Other causes of the downturn include a reduced number of consumer lenders in the traditional chattel (home-only) lending sector, higher interest rates on home-only loans and generally unfavorable economic conditions. These factors resulted in declining wholesale shipments, excess manufacturing and retail locations and surplus inventory.

As a result of the foregoing factors, based on industry data as of the end of 2006, approximately 57% of all industry retail locations have closed since the end of 1999 and the number of active industry manufacturing facilities has dropped by 118 plants over the same period, representing a 37% reduction.

The availability of consumer financing for the purchase of manufactured homes continues to be constrained, as discussed below. Although it is difficult to predict future industry conditions, the current market environment tends to indicate that a sustained recovery in the manufactured housing industry is unlikely to occur in the near term.

If current industry conditions get materially worse, we may incur operating and net losses, and may be required to take steps in an attempt to mitigate the effect of unfavorable industry conditions, such as the closure of facilities or consolidation of existing operations. These steps could impair our ability to conduct our business in a manner consistent with past practice and could make it more difficult for us to expand our operations if and when industry conditions improve. Furthermore, some of these steps could lead to fixed asset impairment charges and goodwill impairment charges.

Housing demand and geographic concentration

As a participant in the homebuilding industry, we are subject to market forces beyond our control. These include employment and employment growth, interest rates, land availability and development costs, apartment vacancy levels, and the health of the general economy. Unfavorable changes in any of the above factors or other issues could have an adverse affect on our sales and earnings. In addition, our sales are largely concentrated in Arizona and California, which have experienced significant declines in industry shipments in 2006 and early 2007.

A write-off of all or part of our goodwill could adversely affect our operating results and net worth

A substantial portion of our total assets at March 31, 2007 consisted of goodwill, all of which is attributable to our manufacturing operations. In particular, goodwill accounted for approximately 39% of our total assets at March 31, 2007. Effective in fiscal 2002, we adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. As a result, we no longer amortize goodwill. Instead, we review goodwill at least annually to determine whether it has become impaired. If goodwill has become impaired, we charge the impairment as an expense in the period in which the impairment occurred. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" and Note 1 to our Consolidated Financial Statements. Our goodwill could be impaired if developments affecting our manufacturing operations or the markets in which we produce manufactured homes lead us to conclude that the cash flows we expect to derive from our manufacturing operations will be substantially reduced. A write off of all or part of our goodwill could adversely affect our results of operations and financial condition.

The cyclical and seasonal nature of the manufactured housing industry causes our revenues and operating results to fluctuate, and we expect this cyclicality and seasonality to continue in the future

The manufactured housing industry is highly cyclical and seasonal and is influenced by many national and regional economic and demographic factors, including:

- the availability of consumer financing for homebuyers;
- the availability of wholesale financing for retailers;
- seasonality of demand;
- consumer confidence;
- interest rates;
- demographic and employment trends;
- income levels;
- housing demand;
- general economic conditions, including inflation and recessions; and
- the availability of suitable homesites.

As a result of the foregoing economic, demographic and other factors, our revenues and operating results fluctuate, and we expect them to continue to fluctuate in the future. Moreover, we may experience operating losses during cyclical downturns in the manufactured housing market.

Our liquidity and ability to raise capital may be limited

We may need to obtain additional debt or equity financing in the future. The type, timing and terms of the financing selected by us will depend on, among other things, our cash needs, the availability of other financing sources and prevailing conditions in the financial markets. There can be no assurance that any of these sources will be available to us at any time or that they will be available on satisfactory terms.

Tightened credit standards and curtailed lending activity by home-only lenders have contributed to a constrained consumer financing market

Consumers who buy our manufactured homes have historically secured retail financing from third-party lenders. The availability, terms and costs of retail financing depend on the lending practices of financial institutions, governmental policies and economic and other conditions, all of which are beyond our control. A consumer seeking to finance the purchase of a manufactured home without land will generally pay a higher interest rate and have a shorter loan maturity than a consumer seeking to finance the purchase of land and the home. In addition, home-only financing is at times more difficult to obtain than financing for site-built homes. Since 1999, home-only lenders have tightened the credit underwriting standards and increased interest rates for loans to purchase manufactured homes, which has reduced lending volumes which has negatively impacted our sales. In addition, most of the national lenders who have historically provided home-only loans have exited this sector of the industry. Conseco Finance was historically one of the largest originators of home-only loans in the manufactured housing industry. In December 2002, Conseco Inc., the parent company of Conseco Finance Corp., filed for bankruptcy protection and ceased its lending activities. In May 2004, JPMorgan Chase Bank N.A., the lender with the largest loan origination volume in the home-only financing market at that time, announced it was ceasing its manufactured housing lending activities. If home-only financing were to become further curtailed or unavailable, we would expect to experience retail and manufacturing sales declines.

The availability of wholesale financing for industry retailers is limited due to a reduced number of floor plan lenders and reduced lending limits

Manufactured housing retailers generally finance their inventory purchases with wholesale floor plan financing provided by lending institutions. The availability of wholesale financing is significantly affected by the number of floor plan lenders and their lending limits. During the past six years, a substantial number of wholesale lenders have exited the industry or curtailed their floor plan operations. Conseco Finance was historically the largest floor plan lender, previously providing about 25% of the industry's wholesale financing. Conseco Finance discontinued approving and funding new floor plan loan requests in April 2002 and filed for bankruptcy protection in December 2002. With Conseco's exit, Deutsche Financial Services was the largest remaining floor plan lender, providing approximately 20% of the industry's wholesale financing. Deutsche Financial Services discontinued approving and funding new floor plan loan requests in November 2002 and proceeded to liquidate its existing floor plan receivables. The Company's independent retailers currently rely primarily on GE Commercial Distribution Finance, Textron Financial Corporation and 21st Mortgage Corporation, which are national lending institutions that specialize in providing wholesale floor plan financing to manufactured housing retailers. Reduced availability of floor plan lending may affect the inventory levels of our independent retailers, their number of retail sales centers and related wholesale demand, and may also have an adverse effect on our access to capital on an ongoing basis.

We have contingent repurchase obligations related to wholesale financing provided to industry retailers

In accordance with customary business practice in the manufactured housing industry, we have entered into repurchase agreements with various financial institutions and other credit sources who provide floor plan financing to industry retailers, which provide that we will be obligated, under certain circumstances, to repurchase homes sold to retailers in the event of a default by a retailer in its obligation to such credit sources. Under these agreements, we have agreed to repurchase homes at declining prices over the term of the agreement (which in most cases is 18 to 24 months). The maximum amount of our contingent obligations under such repurchase agreements was approximately $28.5 million as of March 31, 2007, without reduction for the resale value of the homes. We may be required to honor contingent repurchase obligations in the future and may incur additional expense as a consequence of these repurchase agreements.

The manufactured housing industry is highly competitive, and competition may increase the adverse effects of industry conditions

The manufactured housing industry is highly competitive. Competition at both the manufacturing and retail levels is based upon several factors, including price, product features, reputation for service and quality, merchandising, terms of retailer promotional programs and the terms of retail customer financing. Numerous companies produce manufactured homes in our markets. In addition, our homes compete with repossessed homes that are offered for sale in our markets. A number of our manufacturing competitors also have their own retail distribution systems and consumer finance and insurance operations. The ability to offer consumer finance and insurance products may provide some competitors with an advantage. In addition, there are many independent manufactured housing retail locations in most areas where we have retail operations. We believe that where wholesale floor plan financing is available, it is relatively easy for new retailers to enter into our markets as competitors. In addition, our products compete with other forms of low to moderate-cost housing, including new and existing site-built homes, apartments, townhouses and condominiums. If we are unable to compete effectively in this environment, our retail sales and wholesale shipments could be reduced. As a result, our growth could be limited.

If we are unable to establish or maintain relationships with independent retailers who sell our homes, our sales could decline

During fiscal 2007, approximately 96% of our wholesale shipments of manufactured homes were made to independent retail locations in the United States. As is common in the industry, independent retailers may sell homes produced by competing manufacturers. We may not be able to establish relationships with new independent retailers or maintain good relationships with independent retailers that sell our homes. Even if we do establish and maintain relationships with independent retailers, these retailers are not obligated to sell our homes exclusively, and may choose to sell our competitors' homes instead. The independent retailers with whom we have relationships can cancel these relationships on short notice. In addition, these retailers may not remain financially solvent, as they are subject to industry, economic, demographic and seasonal trends similar to the ones we face. If we do not establish and maintain relationships with solvent independent retailers in one or more of our markets, sales in those markets could decline.

Our results of operations can be adversely affected by labor shortages and the pricing and availability of raw materials

The homebuilding industry has from time to time experienced labor shortages and other labor related issues. A number of factors may adversely affect the labor force available to us and our subcontractors in one or more of our markets including high employment levels, construction market conditions and government regulation which include laws and regulations related to workers' health and safety, wage and hour practices and immigration. An overall labor shortage or a lack of skilled labor could cause significant increases in costs or delays in construction of homes which could have a material adverse effect upon our sales and profitability.

Our results of operations can be affected by the pricing and availability of raw materials. Although we attempt to increase the sales prices of our homes in response to higher materials costs, such increases typically lag behind the escalation of materials costs. Sudden increases in price and lack of availability of raw materials can be caused by natural disaster or other market forces, as has occurred in recent years. Although we have not experienced any production halts, severe or prolonged shortages of some of our most important building materials, which include wood and wood products, gypsum wallboard, steel, insulation, and other petroleum-based products, have occurred. There can be no assurance that sufficient supplies of these and other raw materials will continue to be available to us.

If the manufactured housing industry is not able to secure favorable local zoning ordinances, our sales could decline and our business could be adversely affected

Manufactured housing communities and individual home placements are subject to local zoning ordinances and other local regulations relating to utility service and construction of roadways. In the past, property owners often have resisted the adoption of zoning ordinances permitting the location of manufactured homes in residential areas, which we believe has restricted the growth of the industry. Manufactured homes may not achieve widespread acceptance and localities may not adopt zoning ordinances permitting the development of manufactured home communities. If the manufactured housing industry is unable to secure favorable local zoning ordinances, our sales could decline and our business, results of operations and financial condition could be adversely affected.

The loss of any of our executive officers could reduce our ability to execute our business strategy and could have a material adverse effect on our business and results of operations

We are dependent to a significant extent upon the efforts of our executive officers, particularly Joseph H. Stegmayer, our Chief Executive Officer, and Daniel L. Urness, our Chief Financial Officer. The loss of the services of one or more of our executive officers could impair our ability to execute our business strategy and have a material adverse effect upon our business, financial condition and results of operations. We currently have no key man life insurance for our executive officers.

We could be responsible for certain tax liabilities if the Internal Revenue Service challenges the tax-free nature of the distribution

We previously operated as a wholly-owned subsidiary of Centex Corporation ("Centex"). On June 30, 2003, Centex distributed 100% of the outstanding shares of our common stock to the stockholders of Centex. Upon this distribution we became a separate public company. Centex received a private letter ruling from the Internal Revenue Service to the effect that the distribution of shares of Cavco common stock to stockholders of Centex was tax-free to its stockholders, except to the extent that cash was received in lieu of fractional shares, and that Centex would not generally recognize income, gain or loss for federal income tax purposes as a result of the distribution. The ruling was based on then current law and was subject to the accuracy of certain representations made by Centex in its request for the private letter ruling and certain assumptions regarding Centex and us that are described in the ruling.

Although Centex and we are not aware of any facts or circumstances that would cause the representations made by Centex in its request for the private letter ruling or the assumptions on which the ruling was based to be materially incorrect, no assurance can be given in this regard. If any of these representations or assumptions were materially incorrect, and the Internal Revenue Service were to challenge the tax-free nature of the distribution, it is possible that the distribution could be held to be a distribution taxable as a dividend by Centex of our common stock to the stockholders of Centex for federal income tax purposes.

If the distribution were held to be a taxable distribution, Centex would be subject to tax to the extent that the fair market value of our common stock exceeded the adjusted tax basis of Centex in our common stock at the time of the distribution. In addition, each holder of Centex common stock who received shares of our common stock in the distribution would generally be treated as having received a taxable dividend in an amount equal to the fair market value of our common stock received at the time of the distribution (assuming that Centex had current or accumulated earnings and profits equal to the total value of the distribution).

Pursuant to the tax sharing agreement entered into between us and Centex, we have agreed, in certain circumstances, to indemnify Centex against any tax liability that is incurred as a result of the failure of the distribution to qualify as a tax-free transaction. If we are required to make this payment and the amount is significant, the payment could have a material adverse effect on our financial condition and results of operations.

We may be required to satisfy certain indemnification obligations to Centex, or may not be able to collect on indemnification rights from Centex

We entered into a distribution agreement with Centex in connection with the distribution, which agreement allocates responsibility between Centex and us for various liabilities and obligations. For example, the distribution agreement provides that we and Centex will agree to indemnify one another against claims arising with respect to the indebtedness, liabilities and obligations that will be retained by our respective companies. The principal purpose for our indemnification obligations is to provide assurance to Centex that we will bear all liabilities arising from the Cavco business and associated assets. Our ability to satisfy any such indemnification obligations will depend upon the future financial strength of our Company. At the present time, although we cannot determine the amount for which we may be obligated to indemnify Centex, we do not believe that the amount of our potential indemnification obligations is likely to be material. We also cannot assure you that we will be successful in collecting on any indemnification obligations that may be owing to us by Centex. If we or Centex were unable to fund or collect on these indemnification obligations, our financial condition and results of operations could be adversely affected.

Certain provisions of our organizational documents could delay or make more difficult a change in control of our Company

Certain provisions of our restated certificate of incorporation and restated bylaws could delay or make more difficult transactions involving a change of control of our Company, and may have the effect of entrenching our current management or possibly depressing the market price of our common stock. For example, our restated certificate of incorporation and restated bylaws authorize blank series preferred stock, establish a staggered board of directors and impose certain procedural and other requirements for stockholder proposals. Furthermore, the fact that income taxes could be imposed as a result of ownership changes occurring in conjunction with the distribution may have the effect of delaying or making more difficult certain transactions involving a change of control of our Company.

Volatility of Stock Price

The price of our common stock may fluctuate widely, depending upon a number of factors, many of which are beyond our control. These factors include the perceived prospects of our business and the manufactured housing industry as a whole; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts' recommendations or projections; changes affecting the availability of financing in the wholesale and consumer lending markets; actions or announcements by competitors; changes in the regulatory environment in which we operate; and changes in general economic or market conditions. In addition, stock markets generally experience significant price and volume volatility from time to time which may adversely affect the market price of our common stock for reasons unrelated to our performance.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We currently own or lease and operate three manufacturing facilities in the Phoenix, Arizona area and one manufacturing plant in Seguin, Texas. Except in the case of the Litchfield plant, we own the land on which these facilities are located. We also own substantially all of the machinery and equipment used at these facilities. We believe that these facilities are adequately maintained and suitable for the purposes for which they are used. We also own approximately 30 acres of land in Phoenix, Arizona, which is the intended site of a future manufacturing facility. The following table sets forth certain information with respect to our active manufacturing facilities:

Location	Date of Commencement of Operations	Owned / Leased	Square Feet
Texas plant - Seguin, Texas	2006	Owned	129,000
Litchfield plant - Goodyear, Arizona (1)	1993	Leased	203,000
Durango plant - Phoenix, Arizona	1978	Owned	79,000
Specialty plant - Phoenix, Arizona	1972	Owned	94,000

(1) This lease expires in February 2013.

Our Company-owned retail centers generally range in size from one acre to five acres. All of these locations are leased by us. Over the next 12 months, we plan to close less than one-half of our remaining Company-owned retail centers. The following table sets forth our 7 current Company-owned retail centers by location.

Location	Lease Term Expiration
Marana, AZ	November 30, 2008
Mesa, AZ (1)	November 30, 2009
Tucson, AZ (2) (3)	February 17, 2008
Yuma, AZ (2) (3)	February 17, 2008
Albuquerque, NM (1) (3)	June 30, 2008
New Braunfels, TX (1)	September 30, 2008
Porter, TX (1)	April 30, 2009

(1) The Company has early termination options ranging from 3 to 6 months for these leases.
(2) The Company has purchase options for these leased properties.
(3) The Company has options to renew these leases.

We also lease approximately 11,000 square feet of office space in Phoenix, Arizona for our corporate headquarters. Our corporate headquarters lease is scheduled to expire in 2009.

ITEM 3. LEGAL PROCEEDINGS

We are party to certain legal proceedings that arise in the ordinary course and are incidental to our business. Certain of the claims pending against us in these proceedings allege, among other things, breach of contract and warranty, product liability and personal injury. Although litigation is inherently uncertain, based on past experience and the information currently available, our management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company's consolidated financial position or results of operations. However, future events or circumstances, currently unknown to management will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on our consolidated financial position, liquidity or results of operations in any future reporting periods.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

SUPPLEMENTAL ITEM. EXECUTIVE OFFICERS OF CAVCO (See Item 10 of Part III of this Report)

The following is an alphabetical listing of our executive officers as of May 11, 2007, as such term is defined under the rules and regulations of the Securities and Exchange Commission. Officers are generally elected by the Board of Directors at its meeting immediately following our annual stockholders' meeting, with each officer serving until a successor has been elected and qualified. There is no family relationship between these officers.

Name	Age	Positions with Cavco or Business Experience
Joseph H. Stegmayer	56	Chairman of the Board, Chief Executive Officer and President since March 2001; President of Centex Manufactured Housing Group, LLC from September 2000 to June 2003; President - Retail Operations and Chief Financial Officer of Champion Enterprises, Inc. from January 1998 to September 2000; President, Vice Chairman and Chairman of the Executive Committee of Clayton Homes, Inc. from 1993 to January 1998
Daniel L. Urness	38	Vice President, Chief Financial Officer, Treasurer since January 2006; Interim Chief Financial Officer from August 2005 to January 2006; Corporate Controller from May 2005 to August 2005; Financial Consultant from June 2002 to May 2005; Controller from May 1999 to June 2002; Manager and staff with Deloitte & Touche, LLP from September 1993 to May 1999

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock is traded on the NASDAQ Global Select Market under the symbol "CVCO". The following table sets forth, for each of the periods indicated, the reported high and low closing sale prices per share on the NASDAQ for the Company's common.

	Closing Sales Price	
	High	Low
Year ended March 31, 2007		
Fourth Quarter	$ 35.75	$ 31.75
Third Quarter	36.92	30.24
Second Quarter	44.90	29.14
First Quarter	48.96	42.97
Year ended March 31, 2006		
Fourth Quarter	$ 48.59	$ 38.95
Third Quarter	43.42	35.58
Second Quarter	36.54	28.15
First Quarter	28.54	23.05

As of May 17, 2007, the Company had 1,014 stockholders of record and approximately 5,200 beneficial holders of its common stock, based upon information in securities position listings by registered clearing agencies upon request of the Company's transfer agent.

We do not expect to pay any dividends on our common stock in the foreseeable future. The payment of dividends to our stockholders is subject to the discretion of our board of directors, and various factors may prevent us from paying dividends. Such factors include our cash requirements and liquidity and the requirements of state corporate and other laws.

The following graph compares the yearly change in the cumulative total stockholder return on Cavco common stock during the four fiscal years ended March 31, 2007 with the NASDAQ index composite and a peer group composed of companies with businesses in one or more of Cavco's primary lines of businesses: the production and sale of manufactured homes. The companies comprising the peer group are weighted by their respective market capitalization and include the following: Cavalier Homes, Inc. Champion Enterprises, Inc., Fleetwood Enterprises, Inc., Liberty Homes, Inc. (Class A Common Stock), Nobility Homes, Inc., Palm Harbor Homes, Inc. and Skyline Corporation. The comparison assumes $100 was invested on July 1, 2003 in Cavco common stock and in each of the foregoing indices.

CAVCO INDUSTRIES, INC.

	7/1/2003	3/31/2004	3/31/2005	3/31/2006	3/31/2007
CAVCO INDUSTRIES INC	100	$184	$242	$486	$350
NASDAQ INDEX COMPOSITE	100	$121	$122	$144	$149
PEER GROUP	100	$151	$131	$178	$122



Comparison of Cumulative Total Return
$600
$500
$400
$300
$200
$100
$0
7/1/2003
3/31/2004
3/31/2005
3/31/2006
3/31/2007
CAVCO INDUSTRIES INC
NASDAQ INDEX COMPOSITE
PEER GROUP

ITEM 6. SELECTED FINANCIAL DATA

The following table presents selected consolidated financial data regarding Cavco Industries, Inc. for the fiscal years indicated. The data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the information presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report.

	Year Ended March 31,				
	2007	2006	2005	2004	2003
	(Dollars in thousands, except per share data)				
Income Statement Data:					
Net sales	$ 169,114	$ 189,503	$ 157,435	$ 128,857	$ 110,037
Cost of sales	138,813	151,143	127,916	106,230	90,683
Gross profit	30,301	38,360	29,519	22,627	19,354
Selling, general and administrative expenses	15,311	16,367	14,245	13,583	12,200
Income from operations	14,990	21,993	15,274	9,044	7,154
Interest income (expense), net	2,387	1,479	532	233	(344)
Income from continuing operations before income taxes	17,377	23,472	15,806	9,277	6,810
Income tax expense	5,962	8,675	6,229	3,054	-
Income from continuing operations	11,415	14,797	9,577	6,223	6,810
Loss from discontinued manufacturing operations	-	-	-	-	(3,404)
Income (loss) from discontinued retail operations	134	252	550	(73)	(7,951)
Net income (loss)	$ 11,549	$ 15,049	$ 10,127	$ 6,150	$ (4,545)
Net income (loss) per share (basic):					
Continuing operations	$ 1.79	$ 2.34	$ 1.52	$ 0.99	
Discontinued operations	0.02	0.04	0.09	(0.01)	
Net income	$ 1.81	$ 2.38	$ 1.61	$ 0.98	
Net income (loss) per share (diluted):					
Continuing operations	$ 1.72	$ 2.19	$ 1.46	$ 0.98	
Discontinued operations	0.02	0.04	0.08	(0.01)	
Net income	$ 1.74	$ 2.23	$ 1.54	$ 0.97	
Weighted average shares outstanding:					
Basic	6,363,368	6,318,070	6,288,730	6,261,182	
Diluted	6,629,580	6,746,356	6,557,819	6,311,812	
Proforma Data (unaudited):					
Income from continuing operations				$ 9,277	$ 6,810
Proforma income tax expense (1)				(3,711)	(2,724)
Proforma net income from continuing operations				$ 5,566	$ 4,086
Proforma weighted average common shares outstanding (basic) (2)				6,261,182	6,178,538
Proforma net income per share from continuing operations (basic)				$ 0.89	$ 0.66
Proforma weighted average common shares outstanding (diluted)				6,311,812	6,178,538
Proforma net income per share from continuing operations (diluted)				$ 0.88	$ 0.66

	March 31,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Balance Sheet Data:					
Cash and cash equivalents	$ 12,976	$ 15,122	$ 46,457	$ 30,775	$ -
Short-term investments	50,900	42,900	-	-	-
Restricted cash	339	1,223	1,028	827	2,275
Accounts receivable	8,107	11,568	7,545	6,479	5,264
Inventories	13,464	12,733	10,262	10,514	13,995
Prepaid expenses and other current assets	2,273	1,446	1,202	1,701	640
Deferred income taxes	3,930	4,040	3,610	3,570	-
Receivable from Centex (3)	-	-	-	-	12,224
Total current assets	91,989	89,032	70,104	53,866	34,398
Property, plant and equipment - net	12,802	12,344	7,472	8,220	9,161
Goodwill	67,346	67,346	67,346	67,346	67,346
Total assets	$ 172,137	$ 168,722	$ 144,922	$ 129,432	$ 110,905
Total current liabilities	$ 21,285	$ 32,653	$ 27,522	$ 24,669	$ 18,559
Deferred income taxes	12,760	11,040	9,090	6,830	-
Total stockholders' equity	138,092	125,029	108,310	97,933	92,346
Total liabilities and stockholders' equity	$ 172,137	$ 168,722	$ 144,922	$ 129,432	$ 110,905
Other Data:					
Depreciation - continuing operations	$ 692	$ 923	$ 1,053	$ 1,163	$ 1,167
Capital expenditures - continuing operations	$ 1,150	$ 5,795	$ 575	$ 222	$ 373

The selected financial data set forth above includes the accounts of Cavco Industries, Inc. and its wholly-owned subsidiary, CRG Holdings, LLC. We previously operated as a wholly-owned subsidiary of Centex. On June 30, 2003, Centex distributed 100% of the outstanding shares of our common stock to the stockholders of Centex. Upon this distribution we became a separate public company. Stockholders' equity has been presented assuming the merger had occurred at the beginning of each fiscal year presented. Pro forma data for each fiscal year also gives effect to the distribution as if it had occurred at the beginning of the fiscal year.

On January 6, 2005, the Board of Directors of Cavco Industries, Inc. authorized a 2-for-1 split of its common stock in the form of a 100% stock dividend. The dividend was paid on January 31, 2005 to stockholders of record as of January 18, 2005. All information presented in the selected consolidated financial data set forth above is presented as if this stock split had been completed as of the beginning of the applicable period.

The selected financial data set forth above may not be indicative of our future performance and do not necessarily reflect what our consolidated financial position and consolidated results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

(1) Represents the tax expense assumed to be incurred, at an effective tax rate of 40%, if we had been a taxable entity during the applicable period.

(2) Represents the number of shares of our common stock distributed to the stockholders of Centex. There were no dilutive securities outstanding prior to April 1, 2003.

(3) Represents funding provided by Centex arising from various transactions between Centex and us. In anticipation of the distribution, Centex contributed the net amount of the funding obligation through March 31, 2003, as well as an additional amount required to increase our tangible net worth to $25.0 million.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following should be read in conjunction with the Company's Consolidated Financial Statements and the related Notes that appear in Part IV of this Report. References to "Note" or "Notes" refer to the Notes to the Company's Consolidated Financial Statements.

Overview

Cavco is the largest producer of manufactured homes in Arizona and the 10th largest producer of manufactured homes in the United States in terms of wholesale shipments, based on 2005 data published by Manufactured Home Merchandiser. The Company is also a leading producer of park model homes and vacation cabins in the United States.

Headquartered in Phoenix, Arizona, the Company designs and produces manufactured homes which are sold to a network of retailers located primarily in the Southwestern United States. The retail segment of the Company operates retail sales locations which offer homes produced by the Company and other manufacturers to retail customers. As of March 31, 2007, the Company operated three homebuilding facilities located in Arizona, one manufacturing facility in Texas and seven Company-owned sales centers in three states. Homes produced by the Company are also sold through a network of 345 independent retail outlets in 25 states.

Industry and Company Outlook

During much of the 1990s, the manufactured home industry expanded significantly with the number of retailers, retail inventory levels, manufacturing capacity, wholesale shipments and overall competition increasing. According to the Manufactured Housing Institute, wholesale shipments increased from 171,000 homes in 1991 to a peak of 373,000 homes in 1998. One of the major contributing factors to this expansion was the level and availability of retail and wholesale financing.

Beginning in 1999, consumer lenders began to tighten underwriting standards and curtail credit availability in response to higher than anticipated rates of loan defaults and significant losses upon the repossession and resale of homes securing defaulted loans. Certain consumer lenders in the traditional chattel (home-only) lending sector exited the market and interest rates for these home-only loans increased. Although a portion of the home-only loans have been replaced by land/home financing that generally provides more competitive credit terms to the retail buyer of manufactured housing, the effort, time and expense associated with closing land/home transactions is greater. Additionally, effective January 1, 2002, the State of Texas, which historically has been one of the largest states for consumer purchases of manufactured housing, enacted a law that further restricted the availability of financing. While this legislation was subsequently repealed, chattel financing in Texas was significantly curtailed and has not recovered.

In addition to the changing environment in retail lending, some of the wholesale lenders providing floor plan financing to retailers have exited the industry. During 2002, Conseco Finance Corp., formerly the industry's largest floor plan lender and consumer lender, exited the market. Also in 2002, Deutsche Financial Services exited the manufactured housing floor plan lending business. Lastly, competition from sales of repossessed homes negatively impacted retail sales of new homes. These factors have ultimately resulted in a prolonged and significant downturn in the manufactured housing industry since mid-1999 which has resulted in declining wholesale shipments, the closure of excess manufacturing and retail locations and surplus inventory that has required years to be reduced to normalized levels.

As a result of the foregoing factors, based on industry data as of the end of 2006, approximately 57% of all industry retail locations have closed since the end of 1999 and the number of active industry manufacturing facilities has dropped by 118 plants over the same period, representing a 37% reduction. In addition, inventories of new manufactured homes in the retail marketplace declined by approximately 57% from June 1999 to December 2006. According to data reported by MHI, wholesale shipments were 118,000 units for 2006, a decrease of 20% from 2005. This followed an increase of 12% in 2005, a flat year in 2004, and declines of 22%, 13%, 23% and 28% for 2003, 2002, 2001, and 2000, respectively.

The principal regional markets we have targeted have also experienced a pronounced downturn. The number of manufactured housing units shipped in Arizona declined approximately 37% from 1999 to 2006. Even more severe declines were experienced in New Mexico and Texas, where the number of manufactured housing units shipped declined approximately 75% during the same period. More recently, the California manufactured housing market has suffered a significant downturn, as the number of manufactured housing units has decreased 23% from 2005 to 2006.

Due to the continuation of negative industry conditions, as well as the adverse legislation in Texas, we initiated plans during fiscal 2003 to dispose of or close certain of our retail sales centers. As of March 31, 2007, we have a total of 7 Company-owned retail outlets, located in Arizona, New Mexico and Texas. We closed 1 of our Company-owned sales outlets in fiscal 2007, and we expect to close less than half of our remaining outlets during the next 12 months. We do not anticipate that the closure of these retail outlets will materially affect the operations of our manufacturing segment as the outlets to be closed do not sell a significant amount of products manufactured by our manufacturing facilities.

Overall, the manufactured housing industry continues to operate at historically low levels. The availability of consumer financing for the retail purchase of manufactured homes and floor plan financing for the wholesale purchase of manufactured homes remain key issues to be resolved before marked emergence from the current forty-six year lows can occur. Progress is also being impeded by several economic challenges including increased land costs and a slowdown in housing demand in general.

These issues are not new to Cavco, and the Company has worked diligently throughout this difficult period to produce strong financial results. Through fiscal year 2006 and the first quarter of fiscal year 2007, the Company's earnings showed consistent improvement. However, beginning in the first quarter of fiscal year 2007 and continuing through the fourth quarter, the Company's sales activity dramatically slowed. Shipments to California and Nevada dropped considerably and Arizona shipments are also down, albeit to a lesser extent. The Company has been operating with a minimal backlog throughout the last half of fiscal year 2007.

While we cannot determine the particular causes of the slowdown in Cavco's orders, we can identify market shifts that may have contributed to the decline and that also may be affecting our competitors who are generally reporting reduced sales activity as well. A slowdown in the site-built housing industry combined with reported substantial increases in those existing home inventories has impacted the activity in manufactured housing.

Site built home repossessions are also reported to be on the rise. The growth of site-built resale inventory has had an adverse impact on the contingency contract process, wherein manufactured homebuyers must sell their existing site-built home in order to facilitate the purchase of a new manufactured home. In addition, many on-site home builders with high inventory levels are offering attractive incentives to homebuyers, which may create added competition for the manufactured housing industry.

There have been reports suggesting that site-built lenders have tightened their credit requirements somewhat, specifically in the sub-prime and alt-A lending markets. Further tightening of underwriting standards in the sub-prime and alt-A lending markets could benefit our industry if it has the effect of shifting homebuyers to the manufactured housing market. However, we have experienced no discernable benefit from any changes that may have occurred in underwriting standards.

As we experienced a downturn in incoming order rates during the year, we have increased our efforts to identify market expansion opportunities. Company-wide, our products are diverse and tailored to the needs and desires of our customers. Innovation in housing design is a forte of the Company and we continue to introduce new models at competitive price points with expressive interiors and exteriors that compliment home styles in the areas in which they are to be located.

In the face of the current housing environment, we remain optimistic about our long term prospects, because we believe that we are located in attractive geographic markets, we have an excellent and diverse line of products and we maintain a conservative cost structure which enables us to build a great value into our homes.

Results of Operations
(Dollars in thousands)

The following table summarizes certain financial and operating data for fiscal 2007, fiscal 2006 and fiscal 2005.

	Year Ended March 31,		
	2007	2006	2005
Statement of Operations Data:			
Net sales			
Manufacturing	$ 161,242	$ 183,672	$ 155,691
Retail	14,807	14,446	9,655
Less: Intercompany	(6,935)	(8,615)	(7,911)
Total net sales	169,114	189,503	157,435
Cost of sales	138,813	151,143	127,916
Gross profit	30,301	38,360	29,519
Selling, general and administrative expenses	15,311	16,367	14,245
Income from operations	14,990	21,993	15,274
Interest income	2,387	1,479	532
Income from continuing operations before income taxes	17,377	23,472	15,806
Income tax expense	5,962	8,675	6,229
Income from continuing operations	11,415	14,797	9,577
Income from discontinued retail operations	134	252	550
Net income	$ 11,549	$ 15,049	$ 10,127
Other Data:			
Floor shipments - manufacturing	5,884	7,256	6,884
Home shipments - manufacturing	3,612	4,251	3,992
Home shipments - retail	145	169	132
Depreciation	$ 692	$ 923	$ 1,053
Capital expenditures	$ 1,150	$ 5,795	$ 575

Fiscal 2007 Compared to Fiscal 2006

Net Sales. Total net sales decreased 10.8% to $169,114 in fiscal 2007 from $189,503 in fiscal 2006.

Manufacturing net sales were lower by 12.2% to $161,242 in fiscal 2007 from $183,672 in fiscal 2006. The reduction in sales was attributable to a reduced number of homes sold, the result of lower incoming order rates for homes. Total homes sold during fiscal 2007 dropped 15.0% to 3,612 wholesale shipments versus 4,251 last year. The decrease in net sales was partially offset by a 3.3% rise in the average sales price per home, up $1,434 to $44,641 in fiscal 2007 from $43,207 last year. Wholesale sales prices were higher in fiscal 2007 mainly from a significant proportion of larger homes with more amenities, as relatively low interest rates have continued to make higher priced homes more affordable and traditional mortgage financing can require more square footage to meet appraisal requirements. Wholesale sales prices were also up modestly to partially offset material cost increases experienced mainly in the first half of fiscal year 2007. These compensating price increases were more significant in fiscal 2006 and 2005.

Retail net sales rose slightly by $361 to $14,807 for fiscal 2007 from $14,446 last year. This increase in retail sales was the result of higher average selling prices, offset by a reduction in the overall number of homes sold.

Gross Profit. Gross profit decreased to $30,301, which was 17.9% of net sales for fiscal year 2007 compared to $38,360 or 20.2% of net sales last year. The gross profit percentage has been challenged by lower production volume, a less favorable product mix, and higher raw material costs which were not entirely offset by upward sales price adjustments.

Selling, General and Administrative Expenses. Selling, general and administrative expenses were lower by 6.5% or $1,056 to $15,311 or 9.1% of net sales for fiscal 2007 versus $16,367 or 8.6% of net sales last year. The decrease was primarily the result of reduced costs associated with compensation programs tied to profitability and a decrease in costs influenced by lower sales volume, partially offset by share-based compensation expense of $778 due to the implementation of FAS 123(R) at the beginning of fiscal year 2007.

Interest Income. Interest income represents income earned on short-term investments and unrestricted cash and cash equivalents. For a portion of the Company's short-term investments, interest income is earned on a tax-free basis. The increase in interest income in fiscal year 2007 compared to the prior fiscal year resulted from the Company's larger balance of investable funds and higher short-term interest rates.

Income Taxes. The effective income tax rate was approximately 34% for fiscal 2007 and 37% for fiscal 2006. The lower income tax rate reflects the effects of a larger proportion of tax-free interest income noted above, certain state income tax credits, and deductions provided in the American Jobs Creation Act.

Discontinued Retail Operations. The Company has plans to dispose of certain of its retail sales centers and these operations are classified as discontinued retail operations (see Note 10).

Fiscal 2006 Compared to Fiscal 2005

Net Sales. Total net sales increased 20.4% to $189,503 in fiscal 2006 from $157,435 in fiscal 2005.

Manufacturing net sales increased 18.0% to $183,672 in fiscal 2006 from $155,691 in fiscal 2005. These increases in sales were attributable to increases in wholesale sales prices and the number of homes sold. The average sales price per home increased 10.8% to $43,207 in fiscal 2006 from $39,001 last year. Total homes sold during fiscal 2006 increased 6.5% to 4,251 wholesale shipments versus 3,992 last year. Wholesale sales prices were increased to offset significant material cost increases experienced since early 2004. In addition, customers are trending toward larger homes with more amenities because lower interest rates have made higher priced homes more affordable and traditional mortgage financing can require more square footage to meet appraisal requirements. The higher volume of homes sold resulted from our efforts to increase our shipments in Arizona and California to existing and new independent retailers and expansion of specialty products to markets different from those for traditional manufactured homes.

Retail net sales increased $4,791 to $14,446 for fiscal 2006 from $9,655 last year. This increase in retail sales was primarily due to an improved market environment from higher traffic in our retail stores.

Gross Profit. Gross profit as a percent of sales increased to 20.2% for fiscal 2006 from 18.7% for fiscal 2005. The increase in gross profit percentage was due to efficiencies realized through larger production rates offset by higher raw material costs which were not fully offset by upward sales price adjustments and warranty accruals which rose due to increased sales and larger retailer inventories. Since early 2004, the Company has experienced significant cost increases in substantially all of the major components in the Company's products, including lumber and lumber-related products, gypsum products, steel, insulation, and other petroleum-based products and services, including delivery costs. Gross profit increased to $38,360 for fiscal 2006 from $29,519 for fiscal 2005. This increase in gross profit was due to the overall increase in net sales and the higher gross profit percentage.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 14.9% or $2,122 to $16,367 or 8.6% of net sales for fiscal 2006 versus $14,245 or 9.0% of net sales in fiscal 2005. This increase was primarily the result of incentive compensation programs tied to profitability and start-up costs for the new Texas facility. Included in selling general and administrative expenses for fiscal 2005 were benefits totaling $470 related to legal and lease reserves reversed upon better than originally anticipated resolution of certain contingencies.

Interest Income. Interest income represents income earned on short-term investments and unrestricted cash and cash equivalents. For a portion of the Company's short-term investments, interest income is earned on a tax-free basis. The increase in interest income for fiscal 2006 compared to the prior year resulted from the Company's larger balance of investable funds and higher short-term interest rates.

Income Taxes. The effective income tax rate was 37% for fiscal 2006 and 39% for fiscal 2005. The lower income tax rates reflected the effects of tax-free interest income noted above, certain state income tax credits, and deductions provided in the American Jobs Creation Act.

Discontinued Retail Operations. The Company has plans to dispose of certain of its retail sales centers and these operations are classified as discontinued retail operations (see Note 10).

Liquidity and Capital Resources

We believe that cash, cash equivalents and short-term investments on hand at March 31, 2007, together with cash flow from operations, will be sufficient to fund our operations and provide for growth for the next twelve months and into the foreseeable future. However, depending on our operating results and strategic opportunities, we may need to seek additional or alternative sources of financing. There can be no assurance that such financing would be available on satisfactory terms, if at all. If this financing were not available, it could be necessary for us to reevaluate our long-term operating plans to make more efficient use of our existing capital resources. The exact nature of any changes to our plans that would be considered depends on various factors, such as conditions in the factory-built housing industry and general economic conditions outside of our control.

Based on the solid capital structure and cash position of the Company, and as a cost saving measure, the Company does not intend to renew its $15 million revolving line of credit facility ("RLC") with JPMorgan Chase Bank N.A. which expires on July 31, 2007. The Company has not made any draws under the RLC. The outstanding principal amounts of borrowings under the RLC bear interest at the Company's election at either the prime rate or the London Interbank Offered Rate plus 1.75%. The RLC contains certain restrictive and financial covenants, which, among other things, limit the Company's ability to pledge assets and incur additional indebtedness, and requires the Company to maintain a certain defined fixed charge coverage ratio. The Company has always maintained compliance with the RLC's financial covenants.

Projected cash to be provided by operations in the coming year is largely dependent on sales volume. Our manufactured homes are sold mainly through independent retailers who generally rely on third-party lenders to provide floor plan financing for homes purchased. In addition, third-party lenders generally provide consumer financing for manufactured home purchases. Our sales depend in large part on the availability and cost of financing for manufactured home purchasers and retailers as well as our own retail locations. The availability and cost of such financing is further dependent on the number of financial institutions participating in the industry, the departure of financial institutions from the industry, the financial institutions' lending practices, the strength of the credit markets generally, governmental policies and other conditions, all of which are beyond our control. During 2002, Conseco Finance Corp., formerly the industry's largest floor plan lender, exited the market. Also in 2002, Deutsche Financial Services exited the manufactured housing floor plan lending business. In May 2004, JPMorgan Chase Bank N.A., the lender with the largest loan origination volume in the home-only financing market at that time, announced it was ceasing its manufactured housing lending activities. The exit of these lenders has had an adverse effect on the manufactured housing industry and may impact the ability of our retailers to obtain financing for home purchases. In addition, states may classify manufactured homes for both legal and tax purposes as personal property rather than real estate. As a result, financing for the purchase of manufactured homes is characterized by shorter loan maturities and higher interest rates, and in certain periods such financing is more difficult to obtain than conventional home mortgages. Unfavorable changes in these factors and the current adverse trend in the availability and terms of financing in the industry may have a material adverse effect on our results of operations and financial condition.

Operating activities provided $6,376 of cash during fiscal 2007 compared to providing $16,586 of cash during fiscal 2006. Cash generated by operating activities in fiscal 2007 was primarily derived from operating income before non-cash charges and a decrease in accounts receivable from lower sales levels, partially offset by decreased accounts payable and accrued liabilities. Lower sales activity also resulted in reduced vendor payment volume, wholesale customer deposits, volume rebate accruals, payroll and other accruals. Cash generated by operating activities in the prior year was primarily derived from operating income before non-cash charges and an increase in accounts payable and accrued expenses resulting from higher sales levels which also caused increased vendor payment volume, payroll accruals, volume rebate accruals, and warranty and other accruals, partially offset by higher accounts receivable and inventory balances.

Investing activities required the use of $9,150 of cash during fiscal 2007 compared to the use of $48,695 of cash during fiscal 2006. In fiscal 2007, the cash was primarily used to make net purchases of $8,000 of short-term investments as well as modest plant expansion and normal recurring capital expenditures. In fiscal 2006, the cash was primarily used to make net purchases of $42,900 of short-term investments in order to enhance yields. The Company also purchased $5,795 of property, plant and equipment which primarily consisted of a production facility in Texas for $1,550 and land in Arizona for $3,000 on which the Company may build an additional production facility.

Financing activities provided $628 in cash in fiscal 2007 resulting from proceeds associated with the issuance of common stock and related incremental tax benefits upon exercise of stock options under our stock incentive plans.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2007, consisting of future payments under non-cancelable operating lease agreements. For additional information related to these obligations, see Note 5 to the consolidated financial statements. This table excludes long-term obligations for which there is no definite commitment period.

	Payments Due by Period				
	Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
			(In thousands)		
Commitments for future payments under noncancelable operating leases	$ 5,620	$ 1,571	$ 2,229	$ 1,304	$ 516

The following table summarizes our contingent commitments at March 31, 2007, consisting of contingent repurchase obligations. For additional information related to these contingent obligations, see Note 5 to the Consolidated Financial Statements and "Critical Accounting Policies" below.

	Contingent Payments Due by Period				
	Total	Less than 1 year	1 - 3 Years	4 - 5 Years	After 5 Years
			(In thousands)		
Repurchase obligations (1)	$ 28,535	$ 22,575	$ 5,960	$ -	$ -

(1) For a complete description of the contingent repurchase obligation, see "Critical Accounting Policies - Reserve for Repurchase Commitments" below. Although the commitments outstanding at March 31, 2007 have a finite life, these commitments are continually replaced as we continue to sell manufactured homes to retailers under repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to retailers.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its Consolidated Financial Statements.

Warranties. We provide the retail home buyer a one-year limited warranty covering defects in material or workmanship in home structure, plumbing and electrical systems. We record a liability for estimated future warranty costs relating to homes sold, based upon our assessment of historical experience factors and industry trends. Factors we use in the estimation of the warranty liability include the estimated amount of homes still under warranty including homes in retailer inventories, homes purchased by consumers still within the twelve-month warranty period, the timing in which work orders are completed, and the historical average costs incurred to service a home. We have a reserve for estimated warranties of $6.6 million and $6.9 million at March 31, 2007 and 2006, respectively. Although we maintain reserves for such claims, based on our assessments as described above, which to date have been adequate, there can be no assurance that warranty expense levels will remain at current levels or that such reserves will continue to be adequate. A large number of warranty claims exceeding our current warranty expense levels could have a material adverse effect on our results of operations.

Reserve for Repurchase Commitments. Manufactured housing companies customarily enter into repurchase and other recourse agreements with lending institutions which have provided wholesale floor plan financing to retailers. A significant portion of our sales are made to retailers located primarily in the southwestern United States pursuant to repurchase agreements with lending institutions. These agreements generally provide that we will repurchase our new products from the lending institutions in the event such product is repossessed upon a retailer's default. The risk of loss under repurchase agreements is lessened by certain factors, including the following:

• sales of our manufactured homes are spread over a relatively large number of independent retailers;

• the price that we are obligated to pay under such repurchase agreements declines based on predetermined amounts over the period of the agreement (generally 18 to 24 months); and

• we have historically been able to resell homes repurchased from lenders.

The Company applies FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34* ("FIN 45") and SFAS No. 5, *Accounting for Contingencies* ("FAS 5"), to account for its liability for repurchase commitments. Under the provisions of FIN 45, issuance of a guarantee results in two different types of obligations: (1) a non-contingent obligation to stand ready to perform under the repurchase commitment (accounted for pursuant to FIN 45) and (2) a contingent obligation to make future payments under the conditions of the repurchase commitment (accounted for pursuant to SFAS No. 5). Management reviews the retailers' inventory to estimate the amount of inventory subject to repurchase obligation which is used to calculate (1) the fair value of the non-contingent obligation for repurchase commitments and (2) the contingent liability based on historical information available at the time. During the period in which a home is sold (inception of a repurchase commitment), the Company records the greater of these two calculations as a liability for repurchase commitments and as a reduction to sales.

(1) The Company estimates the fair value of the non-contingent portion of its manufacturer's inventory repurchase commitment under the provisions of FIN 45 when a home is shipped to retailers whose floor plan financing includes a repurchase commitment. The fair value of the inventory repurchase agreement is determined by calculating the net present value of the difference in (a) the interest cost to carry the inventory over the maximum repurchase liability period at the prevailing floor plan note interest rate and (b) the interest cost to carry the inventory over the maximum repurchase liability period at the interest rate of a similar type loan without a manufacturer's repurchase agreement in force.

(2) The Company estimates the contingent obligation to make future payments under its manufacturer's inventory repurchase commitment for the same pool of commitments as used in the fair value calculation above and records the greater of the two calculations. This SFAS No. 5 contingent obligation is estimated using historical loss factors, including the frequency of repurchases and the losses experienced by the Company for repurchased inventory.

Additionally, subsequent to the inception of the repurchase commitment, the Company evaluates the likelihood that it will be called on to perform under the inventory repurchase commitments. If it becomes probable that a retailer will default and a SFAS No. 5 loss reserve should be recorded, then such contingent liability is recorded equal to the estimated loss on repurchase. Based on identified changes in retailer' financial conditions, the Company evaluates the probability of default for retailers who are identified at an elevated risk of default and applies a probability of default, based on historical default rates. Commensurate with this default probability evaluation, the Company reviews repurchase notifications received from floor plan sources and reviews retailer inventory for expected repurchase notifications based on various communications from the lenders and the retailers as well as for retailers who, the Company believes, are experiencing financial difficulty. The Company's repurchase commitments for the retailers in the category of elevated risk of default are excluded from the pool of commitments used in both of the calculations at (1) and (2) above. Changes in the reserve are recorded as an adjustment to sales.

The maximum amount for which the Company was contingently liable under such agreements approximated $28,535 at March 31, 2007, without reduction for the resale value of the homes. The Company had a reserve for repurchase commitments of $1,100 and $1,500 at March 31, 2007 and 2006, respectively. The Company has incurred no repurchase expenses during fiscal years 2007, 2006, and 2005.

Retailer Volume Rebates. The Company's manufacturing operations sponsor volume rebate programs under which certain sales to retailers and builder/developers can qualify for cash rebates generally based on the level of sales attained during a twelve-month period. Volume rebates are accrued at the time of sale and are recorded as a reduction of net sales.

Impairment of Long-Lived Assets. Since the latter part of 1999, the manufactured housing industry has experienced a downturn in business as discussed above. Due to deteriorating market conditions, during this time, we implemented plans to dispose of or close certain of our under-performing retail locations. We evaluate the carrying value of long-lived assets to be held and used, including goodwill, when events and circumstances warrant such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow from such assets is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived assets. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are based primarily on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Goodwill. We test goodwill annually for impairment by reporting unit and record an impairment charge if the implied fair value of a reporting unit, including goodwill, is less than its carrying value. We generally utilize either quoted market values or a discounted cash flow methodology to test for impairment of goodwill. The results of discounted cash flow methodology depend upon a number of estimates and assumptions relating to cash flows, discount rates and other matters. Accordingly, such testing is subject to certain uncertainties, which could cause the fair value of goodwill to fluctuate from period to period.

As of March 31, 2007, all of our goodwill is attributable to our manufacturing reporting unit. We performed our annual goodwill impairment analysis as of March 31, 2007. This analysis used the market value of our outstanding common stock which is primarily supported by our manufacturing operations and resulted in the conclusion that the goodwill was not impaired.

In the event that we are not able to achieve expected cash flow levels, or other factors indicate that goodwill is impaired, we may need to write off all or part of our goodwill, which would adversely effect our operating results and net worth. See Item 1A, "Risk Factors."

Other Matters

Related Party Transactions. We purchased raw materials of approximately $3.5 million during fiscal 2007 and $3.6 million during fiscal 2006 and 2005, from affiliates of Centex. These purchases have been at prices and on terms comparable to those that would be available in arm's-length transactions. We expect to continue to purchase these materials on arm's-length terms from these affiliates of Centex in the future. However, these materials are also readily available from other suppliers at market rates, and we are under no obligation to purchase these materials from current or former affiliates of Centex.

Impact of Inflation. We believe that the general inflation rate over the past several years has not had a significant impact on our sales or profitability, but can give no assurance that this trend will continue in the future. However, sudden increases in specific costs, such as the increases in material costs we have experienced since early 2004, as well as price competition, can affect our ability to increase our selling prices and adversely impact our results of operations. Therefore, we can give no assurance that inflation or the impact of rising material costs will not have a significant impact on our sales or results of operations in the future.

Impact of Accounting Statements. In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return and is effective starting the first fiscal year beginning after December 15, 2006. Management does not expect that the adoption of FIN 48 on April 1, 2007 will have a significant impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact, if any; SFAS 157 will have on its consolidated financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115* ("SFAS 159"), which permits an entity to choose to irrevocably elect fair value on a contract-by-contract basis as the initial and subsequent measurement attribute for many financial assets and liabilities and certain other items including insurance contracts. Entities electing the fair value option would be required to recognize changes in fair value in earnings and to expense upfront cost and fees associated with the item for which the fair value option is elected. The provisions of SFAS 159 are effective for fiscal years beginning after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157. Management is currently evaluating the impact, if any; SFAS 159 will have on its consolidated financial position, results of operations and cash flows.

From time to time, new accounting pronouncements are issued by the FASB and other regulatory bodies that are adopted by the Company as of the specified effective date. Unless otherwise discussed, management believes that the impact of recently issued standards, which are not yet effective, will not have a material impact on the Company's Consolidated Financial Statements upon adoption.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K includes "forward-looking statements," as that term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this Form 10-K could be deemed forward-looking statements, particularly statements about our plans, strategies and prospects under the headings "Business", "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Forward-looking statements are often characterized by the use of words such as "believes," "estimates," "expects," "projects," "may," "will," "intends," "plans," or "anticipates," or by discussions of strategy, plans or intentions. Forward-looking statements are included, for example, in discussions regarding:

- the manufactured housing industry and market;
- our financial performance and operating results;
- our operational and legal risks;
- how we may be affected by governmental regulations and legal proceedings;
- the expected effect of certain risks and uncertainties on our business, financial condition and results of operations;
- the availability of favorable consumer and wholesale manufactured home financing;
- market interest rates and our investments; and
- the ultimate outcome of our commitments and contingencies.

All forward-looking statements are subject to risks and uncertainties, many of which are beyond our control. As a result, our actual results or performance may differ materially from anticipated results or performance. Also, forward-looking statements are based upon management's estimates of fair values and of future costs, using currently available information. Therefore, actual results may differ materially from those expressed or implied in those statements. Factors that could cause such differences to occur include, but are not limited to, those discussed under Item 1A, "Risk Factors," and elsewhere in this Annual Report. We expressly disclaim any obligation to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise. For all of these reasons, you are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss arising from adverse changes in market prices and interest rates. We may from time to time be exposed to interest rate risk inherent in our financial instruments, but are not currently subject to foreign currency or commodity price risk. We manage our exposure to these market risks through our regular operating and financing activities. We are not currently a party to any market risk sensitive instruments that could be reasonably expected to have a material effect on our financial condition or results of operations.

The Company maintains short-term investments. Short-term investments are comprised of auction rate certificates which are adjustable-rate securities with dividend rates that are reset by bidders through periodic "Dutch auctions" generally conducted every 7 to 35 days by a broker/dealer on behalf of the issuer. The Company believes these securities are highly liquid investments through the related auctions; however, the collateralizing securities have stated terms of up to thirty (30) years. The investment instruments are rated AAA by Standard & Poor's Ratings Group, or equivalent. The Company's investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, and delivers an appropriate yield in relationship to the Company's investment guidelines and market conditions. Given the short-term nature of these investments, and that we have no borrowings outstanding, we are not subject to significant interest rate risk.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Reference is made to the Consolidated Financial Statements, the Reports thereon, the Notes thereto, and the supplementary data commencing on page F-1 of this report, which Consolidated Financial Statements, Reports, Notes and data are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Exchange Act Rule 13a-15(e) and 15d-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this Annual Report on 10-K, our disclosure controls and procedures are effective in enabling us to record, process, summarize and report information required to be included in our periodic SEC filings within the required time period.

Management's Assessment on Internal Controls Over Financial Reporting

The Company's management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in Internal Control - Integrated Framework, the Company's management concluded that the Company's internal control over financial reporting was effective as of March 31, 2007. For Management's Report On Internal Control Over Financial Reporting refer to page F-2 of this report.

Changes in Internal Control over Financial Reporting

There were no significant changes in our internal controls over financial reporting identified in connection with this evaluation that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

For a description of the directors of the Company and other information called for by this Item 10, see "Election of Directors and Related Matters," and "General-Section 16(a) Beneficial Ownership Reporting Compliance" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 26, 2007 which is incorporated herein by reference. Also see the information relating to executive officers of the Company that follows Item 4 of Part I of Part A of this Report, which is incorporated in this Item 10 by reference.

The Company has adopted a Code of Ethics that applies to all directors, officers and employees of the Company. A copy of the Company's Code of Ethics is located on the Company's website at www.cavco.com or will be mailed, at no charge, upon request submitted to James P. Glew, Secretary, Cavco Industries, Inc., 1001 North Central Avenue, Suite 800, Phoenix, Arizona, 85004. If the Company makes any amendment to, or grants any waivers of, a provision of the Code of Ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller where such amendment or waiver is required to be disclosed under applicable SEC rules, the Company intends to disclose such amendment or waiver and the reasons therefore on its Internet website at www.cavco.com.

ITEM 11. EXECUTIVE COMPENSATION

For a description of the Company's executive compensation, see "Election of Directors and Related Matters,", "Compensation Discussion and Analysis" (other than the "Compensation Committee Report") of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 26, 2007, which is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

For a description of the security ownership of management and certain beneficial owners, see "Stock Ownership" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 26, 2007, which is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

For a description of certain relationships and related transactions of the Company, see "Compensation Discussion and Analysis; Compensation Committee Interlocks and Insider Participation" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 26, 2007, which is incorporated herein by reference.

ITEM 14 . PRINCIPAL ACCOUNTANT FEES AND SERVICES

For a description of principal accounting fees and services, see "Ratification of Appointment of Independent Auditors – Audit Fees" of the Company's Proxy Statement for the Annual Meeting of Stockholders to be held on June 26, 2007, which is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Financial Statements and Financial Statement Schedules

Financial Statements are listed in the Index to Consolidated Financial Statements on page F-1 of this report.

All schedules have been omitted because they are not applicable or the required information is included in the Consolidated Financial Statements or Notes thereto.

Exhibits

The documents listed below are being filed or have previously been filed on behalf of the Company and are incorporated herein by reference from the documents indicated and made a part hereof. Exhibits not identified as previously filed are filed herewith.

Exhibit Number	Exhibit	Filed Herewith or Incorporated by Reference
3.1	Restated Certificate of Incorporation of Cavco	Exhibit 3.1 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
3.2	Certificate of Amendment to Restated Certificate of Incorporation of Cavco	Exhibit 3.1 of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006
3.3	Amended and Restated Bylaws of Cavco	Exhibit 3.2 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.1	Stock Incentive Plan of Cavco*	Exhibit 10.6 to the Registration Statement on Form 10/A (File No. 000-08822) filed by Cavco on April 23, 2003, as amended by Form 10/A dated May 21, 2003, Form 10/A dated May 30, 2003, Form 10/A dated June 17, 2003, and Form 10/A dated June 20, 2003
10.1a	Form of stock option agreement for Stock Incentive Plan*	Exhibit 10.1a of the Annual Report on Form 10-K for the fiscal year ended March 31, 2005
10.2	Employment Agreement, dated June 30, 2003, between Joseph H. Stegmayer and Cavco*	Exhibit 10.2 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.3	Summary of Vice President and Chief Financial Officer Incentive Compensation Plan for Fiscal Year 2007	Exhibit 10.1 of the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006
10.4	Restricted Stock Award Agreement, dated June 30, 2003, between Joseph H. Stegmayer and Cavco*	Exhibit 10.4 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.5	Credit Agreement dated September 17, 2003 between JPMorgan Chase Bank N.A. and Cavco	Exhibit 10.1 of the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2003
10.6	Amendment to Credit Agreement dated as of December 16, 2003 between JPMorgan Chase Bank N.A. and Cavco	Exhibit 10.6 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.6a	Amendment to Credit Agreement dated November 10, 2004	Exhibit 10.6a of the Annual Report on Form 10-K for the fiscal year ended March 31, 2005
10.6b	Amendment to Credit Agreement dated October 25, 2005	Exhibit 10.1 of the Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2005

10.7	Agreement to Assign Trademark Rights and Limited Consent to Use Centex Trademarks, dated June 30, 2003, between Centex Corporation ("Centex") and Cavco	Exhibit 10.7 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.8	Administrative Services Agreement, dated June 30, 2003, between Centex Service Company and Cavco	Exhibit 10.8 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.9	Distribution Agreement, dated May 30, 2003, among Centex, Cavco Industries, LLC, and Cavco	Exhibit 10.9 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.10	Tax Sharing Agreement, dated June 30, 2003, among Centex, Centex's Affiliates, and Cavco	Exhibit 10.10 of the Annual Report on Form 10-K for the fiscal year ended March 31, 2004
10.11	Cavco Industries, Inc. 2005 Stock Incentive Plan*	Exhibit A to the Corporation's Definitive Proxy Statement for its 2005 Annual Meeting of Stockholders filed by the Corporation with the Securities and Exchange Commission on May 23, 2005, and incorporated by reference herein (this Exhibit is filed as an Exhibit to the Corporation's Registration Statement on Form S-8 (No. 333-132925), filed with the Securities and Exchange Commission on April 3, 2006)
21	List of Subsidiaries of Cavco	Filed herewith
23	Consent of Ernst & Young, Independent Registered Public Accounting Firm	Filed herewith
31.1	Certificate of Joseph H. Stegmayer, Chief Executive Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended	Filed herewith
31.2	Certificate of Daniel L. Urness, Chief Financial Officer, pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended	Filed herewith
32.1	Certification of Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1850, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Furnished herewith **

* Management contract or compensatory plan or arrangement

** These certifications are not "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. These certifications are not to be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, unless Cavco specifically incorporates them by reference.

Copies of any of the exhibits referred to above will be furnished at no cost to security holders who make a written request therefore to James P. Glew, Secretary, Cavco Industries, Inc., 1001 North Central Avenue, Suite 800, Phoenix, Arizona, 85004 or via the Company website (www.cavco.com).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAVCO INDUSTRIES, INC.
(Registrant)

Date: May 16, 2007

/s/ Joseph H. Stegmayer
Joseph H. Stegmayer – Chairman,
President and
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date
/s/ Joseph H. Stegmayer	Chairman of the Board, President and Principal Executive Officer	May 16, 2007
/s/ Daniel L. Urness	Vice President and Chief Financial Officer	May 16, 2007
/s/ Steven G. Bunger	Director	May 16, 2007
/s/ Jacqueline Dout	Director	May 16, 2007
/s/ Jack Hanna	Director	May 16, 2007
/s/ Michael Thomas	Director	May 16, 2007

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Shareholders of Cavco Industries, Inc.,

The management of Cavco Industries, Inc., is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, our controls and procedures may not prevent or detect misstatements. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the controls system are met. Because of the inherent limitations in all controls systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

Under the supervision and with the participation of management, we assessed the effectiveness of our internal control over financial reporting based on the criteria in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria in Internal Control - Integrated Framework, we concluded that our internal control over financial reporting was effective as of March 31, 2007.

Management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Date: May 16, 2007

/s/ Joseph H. Stegmayer
Joseph H. Stegmayer
President and Chief Executive Officer
Cavco Industries, Inc.

Date: May 16, 2007

/s/ Daniel L. Urness
Daniel L. Urness
Vice President and Chief Financial Officer
Cavco Industries, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cavco Industries, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Cavco Industries, Inc. maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Cavco Industries, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Cavco Industries, Inc. maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Cavco Industries, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007 of Cavco Industries, Inc., and our report dated May 16, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
May 16, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Cavco Industries, Inc.

We have audited the accompanying consolidated balance sheets of Cavco Industries, Inc. as of March 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Cavco Industries, Inc. at March 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 8 to the Consolidated Financial Statements, Cavco Industries, Inc. changed the method of accounting for share-based payments in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) on April 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Cavco Industries, Inc.'s internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 16, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
May 16, 2007

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	March 31, 2007	March 31, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 12,976	$ 15,122
Short-term investments	50,900	42,900
Restricted cash	339	1,223
Accounts receivable	8,107	11,568
Inventories	13,464	12,733
Prepaid expenses and other current assets	2,273	1,446
Deferred income taxes	3,930	4,040
Total current assets	91,989	89,032
Property, plant and equipment, at cost:		
Land	6,050	6,050
Buildings and improvements	7,029	6,744
Machinery and equipment	7,617	6,752
	20,696	19,546
Accumulated depreciation	(7,894)	(7,202)
	12,802	12,344
Goodwill	67,346	67,346
Total assets	$ 172,137	$ 168,722
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 2,868	$ 6,269
Accrued liabilities	18,417	26,384
Total current liabilities	21,285	32,653
Deferred income taxes	12,760	11,040
Commitments and contingencies		
Stockholders' equity		
Preferred Stock, $.01 par value, 1,000,000 shares authorized; No shares issued or outstanding	-	-
Common Stock, $.01 par value; 20,000,000 shares authorized; Outstanding 6,382,980 and 6,352,980 shares, respectively	64	64
Additional paid-in capital	122,868	121,354
Retained earnings	15,160	3,611
Total stockholders' equity	138,092	125,029
Total liabilities and stockholders' equity	$ 172,137	$ 168,722

See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands, except per share amounts)

	Year Ended March 31,		
	2007	2006	2005
Net sales	$ 169,114	$ 189,503	$ 157,435
Cost of sales	138,813	151,143	127,916
Gross profit	30,301	38,360	29,519
Selling, general and administrative expenses	15,311	16,367	14,245
Income from operations	14,990	21,993	15,274
Interest income	2,387	1,479	532
Income from continuing operations before income taxes	17,377	23,472	15,806
Income tax expense	5,962	8,675	6,229
Income from continuing operations	11,415	14,797	9,577
Income from discontinued retail operations			
net of income taxes of $56, $148 and $350, respectively	134	252	550
Net income	$ 11,549	$ 15,049	$ 10,127
Net income per share (basic):			
Continuing operations	$ 1.79	$ 2.34	$ 1.52
Discontinued retail operations	0.02	0.04	0.09
Net income	$ 1.81	$ 2.38	$ 1.61
Net income per share (diluted):			
Continuing operations	$ 1.72	$ 2.19	$ 1.46
Discontinued retail operations	0.02	0.04	0.08
Net income	$ 1.74	$ 2.23	$ 1.54
Weighted average shares outstanding:			
Basic	6,363,368	6,318,070	6,288,730
Diluted	6,629,580	6,746,356	6,557,819

All applicable shares and per share amounts reflect the retroactive application of the 2-for-1 stock split paid January 31, 2005.
See accompanying Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Unamortized value of restricted stock	Retained earnings (accumulated deficit)	Total
Balance, March 31, 2004	6,288,730	$ 63	$ 119,998	$ (563)	$ (21,565)	$ 97,933
Amortization of restricted stock				250		250
Net income					10,127	10,127
Balance, March 31, 2005	6,288,730	63	119,998	(313)	(11,438)	108,310
Amortization of restricted stock				250		250
Stock option exercises and associated tax benefits	64,250	1	1,419			1,420
Net income					15,049	15,049
Balance, March 31, 2006	6,352,980	64	121,417	(63)	3,611	125,029
Reverse unamortized value of restricted stock upon adoption of SFAS 123(R)			(63)	63		-
Stock option exercises and associated tax benefits	30,000		668			668
Share-based compensation			846			846
Net income					11,549	11,549
Balance, March 31, 2007	6,382,980	$ 64	$ 122,868	$ -	$ 15,160	$ 138,092

All applicable shares and per share amounts reflect the retroactive application of the 2-for-1 stock split paid January 31, 2005.

See accompanying Notes to Consolidated Financial Statements

Inventories. Raw materials inventories are valued at the lower of cost (first-in, first-out method) or market. Finished goods are valued at the lower of cost or market, using the specific identification method.

Property, Plant and Equipment. Property, plant and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of each asset. Estimated useful lives for significant classes of assets are as follows: buildings and improvements 10 to 30 years, and machinery and equipment 7 to 25 years. Repairs and maintenance charges are expensed as incurred.

Asset Impairment. The Company periodically evaluates the carrying value of long-lived assets to be held and used, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that the fair market values are primarily based on independent appraisals and preliminary or definitive contractual arrangements less costs to dispose.

Goodwill. The Company accounts for goodwill in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangibles*. As such, the Company tests goodwill annually for impairment by reporting unit and records an impairment charge if the implied fair value of a reporting unit, including goodwill, is less than its carrying value. As of March 31, 2007 and 2006, all of the Company's goodwill is attributable to its manufacturing reporting unit. The Company performed its annual goodwill impairment analysis as of March 31, 2007. This analysis used the market value of the Company's outstanding common stock which is primarily supported by the Company's manufacturing operations and resulted in the conclusion that the goodwill was not impaired.

Warranties. The Company provides retail homebuyers or builder/developers with a twelve-month warranty for manufacturing defects from the date of sale to the retail customer. Estimated warranty costs are accrued as cost of sales at the time of sale. The warranty provision and reserves are based on estimates of the amounts necessary to settle existing and future claims on homes sold as of the balance sheet date. Factors used to calculate the warranty obligation are the estimated amount of homes still under warranty including homes in retailer inventories, homes purchased by consumers still within the twelve-month warranty period, the timing in which work orders are completed, and the historical average costs incurred to service a home.

Retailer Volume Rebates. The Company's manufacturing operations sponsor volume rebate programs under which certain sales to retailers and builder/developers can qualify for cash rebates generally based on the level of sales attained during a twelve-month period. Volume rebates are accrued at the time of sale and are recorded as a reduction of net sales.

Reserve for Repurchase Commitment. The Company is contingently liable under terms of repurchase agreements with financial institutions providing inventory financing for retailers of its products. These arrangements, which are customary in the industry, provide for the repurchase of products sold to retailers in the event of default by the retailer. The risk of loss under these agreements is spread over numerous retailers. The price the Company is obligated to pay generally declines over the period of the agreement (typically 18 - 24 months) and is further reduced by the resale value of repurchased homes. The Company applies FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others - an interpretation of FASB Statements No. 5, 57, and 107 and a rescission of FASB Interpretation No. 34* ("FIN 45") and SFAS No. 5, *Accounting for Contingencies* ("SFAS 5") to account for its liability for repurchase commitments. Under the provisions of FIN 45, during the period in which a home is sold (inception of a repurchase commitment), the Company records the greater of the estimated fair value of the non-contingent obligation or a contingent liability under the provisions of SFAS 5, based on historical information available, as a reduction to sales. Additionally, subsequent to the inception of the repurchase commitment, the Company evaluates the likelihood that it will be called on to perform under the inventory repurchase commitments. If it becomes probable that a retailer will default and a SFAS 5 loss reserve should be recorded, then such contingent liability is recorded equal to the estimated loss on repurchase. Changes in the reserve are recorded as an adjustment to sales. Following the inception of the commitment, the recorded reserve is reduced over the repurchase period in conjunction with applicable curtailment arrangements and is eliminated once the retailer sells the home.

Insurance. Effective October 1, 2006, the Company became fully insured for workers' compensation. The Company is self-insured for a significant portion of its general and products liability, auto liability, health, property and workers' compensation (prior to October 1, 2006) coverage. Insurance is maintained for catastrophic exposures and those risks required to be insured by law. Estimated self-insurance costs are accrued for incurred claims and estimated claims incurred but not yet reported.

Advertising. Advertising costs are expensed as incurred and were $269, $239 and $173 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Freight. Substantially all freight costs are reimbursed by the Company's retailers. Sales and cost of sales include freight income and expense of $6,393, $6,415 and $5,204 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

Income Taxes. The Company accounts for income taxes pursuant to SFAS No. 109, *Accounting for Income Taxes* ("SFAS 109") and provides for income taxes utilizing the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues based on the Company's estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the liabilities are no longer determined to be necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Net Income Per Share. Basic earnings per common share is computed based on the weighted-average number of common shares outstanding during the reporting period. Diluted earnings per common share is computed based on the combination of dilutive common share equivalents, comprised of shares issuable under the Company's share-based compensation plans and the weighted-average number of common shares outstanding during the reporting period. Dilutive common share equivalents include the dilutive effect of in-the-money options to purchase shares, which is calculated based on the average share price for each period using the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

	2007	2006	2005
Net income	$ 11,549	$ 15,049	$ 10,127
Weighted average shares outstanding:			
Basic	6,363,368	6,318,070	6,288,730
Add: Effect of dilutive stock options	266,212	428,286	269,089
Diluted	6,629,580	6,746,356	6,557,819
Net income per share:			
Basic	$ 1.81	$ 2.38	$ 1.61
Diluted	$ 1.74	$ 2.23	$ 1.54

Anti-dilutive common stock equivalents excluded from the computation of diluted earnings per share for the fiscal year ended March 31, 2007 were 1,589. No anti-dilutive common stock equivalents were excluded from the computation of diluted earnings per share for the fiscal years ended March 31, 2006 and 2005.

Stock Dividend. On January 6, 2005, Cavco announced that its Board of Directors had authorized a 2-for-1 split of its common stock in the form of a 100% stock dividend. The dividend was paid on January 31, 2005 to stockholders of record as of January 18, 2005. All applicable information presented in these financial statements has been presented as if this stock split had been completed as of the beginning of the applicable period.

Recent Accounting Pronouncements. In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute of tax positions taken or expected to be taken on a tax return and is effective starting the first fiscal year beginning after December 15, 2006. Management does not expect that the adoption of FIN 48 on April 1, 2007 will have a significant impact on its financial position and results of operations.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America and expands disclosure about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact, if any; SFAS 157 will have on its consolidated financial position, results of operations and cash flows.

Leases - The Company leases certain equipment and facilities under operating leases with various renewal options. Rent expense was $2,032, $2,144 and $2,010 for fiscal years ended March 31, 2007, 2006 and 2005, respectively. Future minimum lease commitments under all noncancelable operating leases having a remaining term in excess of one year at March 31, 2007, are as follows:

Fiscal Year	
2008	$ 1,571
2009	1,389
2010	840
2011	698
2012 and thereafter	1,122
	$ 5,620

Legal Matters - The Company is party to certain legal proceedings that arise in the ordinary course and are incidental to its business. Certain of the claims pending against the Company in these proceedings allege, among other things, breach of contract and warranty, product liability and personal injury. Although litigation is inherently uncertain, based on past experience and the information currently available, management does not believe that the currently pending and threatened litigation or claims will have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations. However, future events or circumstances currently unknown to management will determine whether the resolution of pending or threatened litigation or claims will ultimately have a material effect on the Company's consolidated financial position, liquidity or results of operations in any future reporting periods.

6. Valuation and Qualifying Accounts

The following table sets forth certain valuation and qualifying accounts for the fiscal years ended March 31, 2007, 2006 and 2005.

	Beginning Balance	Charges	Deductions	Ending Balance
Reserve for repurchase commitments:				
Fiscal year ended March 31, 2007	$ 1,500	(400)	-	$ 1,100
Fiscal year ended March 31, 2006	$ 1,800	(300)	-	$ 1,500
Fiscal year ended March 31, 2005	$ 2,000	(200)	-	$ 1,800
Accrual for estimated warranties:				
Fiscal year ended March 31, 2007	$ 6,850	7,696	(7,956)	$ 6,590
Fiscal year ended March 31, 2006	$ 5,576	8,526	(7,252)	$ 6,850
Fiscal year ended March 31, 2005	$ 4,596	6,831	(5,851)	$ 5,576

7. Income Taxes

The provision for income taxes for the fiscal years ended March 31, 2007, 2006 and 2005 were as follows:

	Fiscal Year		
	2007	2006	2005
Current			
Federal	$ 3,511	$ 6,241	$ 3,522
State	687	1,062	837
Total current	4,198	7,303	4,359
Deferred			
Federal	1,592	1,216	1,762
State	238	304	458
Total deferred	1,830	1,520	2,220
Total provision	$ 6,028	$ 8,823	$ 6,579

A reconciliation of income taxes computed by applying the expected federal statutory income tax rates for fiscal years ended March 31, 2007, 2006 and 2005 of 35%, 35% and 34%, respectively, to income before income taxes to the total income tax provision reported in the Consolidated Statements of Operations is as follows:

	Fiscal Year		
	2007	2006	2005
Federal income tax at statutory rate	$ 6,082	$ 8,215	$ 5,374
State income taxes, net of federal benefit	602	888	855
Current:			
Tax exempt interest income	(556)	(197)	
Deduction for domestic production	(82)	(181)	
Other	(84)	(50)	
Total provision for continuing operations	5,962	8,675	6,229
Income tax provision for discontinued operations	66	148	350
Total income tax provision	$ 6,028	$ 8,823	$ 6,579

Net current deferred tax assets and net long-term deferred tax liabilities at March 31, 2007 and 2006 were as follows:

	March 31, 2007	March 31, 2006
Net current deferred tax assets		
Warranty reserves	$ 2,570	$ 2,709
Repurchase reserves	429	593
Insurance reserves	382	509
Other	549	229
	$ 3,930	$ 4,040
Net long-term deferred tax (liabilities) assets		
Goodwill	$ (13,534)	$ (11,575)
Depreciation	464	456
Other	310	79
	$ (12,760)	$ (11,040)

8. Stock Options and Incentive Plans

The Company maintains stock incentive plans whereby stock option grants or awards of restricted stock may be made to certain of our officers, directors and key employees. The plans, which are stockholder approved, permit the award of up to 1,350,000 shares of the Company's common stock, of which 574,997 shares were still available for grant at March 31, 2007. When options are exercised, new shares of the Company's common stock are issued. Stock options may not be granted below 100% of the fair market value of the Company's common stock at the date of grant and generally expire seven years from the date of grant. Stock options and awards of restricted stock generally vest over a three-year period, with 25% becoming vested on the grant date and the remainder becoming vested in cumulative 25% increments on each of the first three anniversaries of the grant date. The stock incentive plans provide for accelerated vesting of stock options and removal of restrictions on restricted stock awards upon a change in control (as defined in the plans).

Prior to April 1, 2006, the Company accounted for stock options issued under the above plans in accordance with the recognition and measurement provisions of APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and its related interpretations, as permitted by FASB Statement No. 123, *Accounting for Stock-Based Compensation* ("FAS 123"). Under the disclosure-only provisions of FAS 123, as amended by FASB Statement No. 148, *Accounting for Stock Based Compensation-Transition and Disclosure*, no option-based compensation cost was recognized, as all options were granted with an exercise price equal to the fair value of the underlying common stock on the date of grant.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of FASB Statement No. 123 – revised 2004, *Share-Based Payment* ("FAS 123(R)"), and SEC Staff Accounting Bulletin No. 107 ("SAB 107"), using the modified-prospective transition method. Other than restricted stock awards, no share-based compensation cost had been reflected in net income prior to the adoption of FAS 123(R) and the results for prior periods have not been restated. The recognized compensation costs during the fiscal year ended March 31, 2007 under the modified-prospective transition method include (i) compensation cost for all share-based payments granted prior to, but not fully vested as of April 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123 and (ii) compensation cost for all share-based payments granted subsequent to April 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R).

The adoption of FAS 123(R) decreased income before income taxes for the fiscal year ended March 31, 2007 by approximately $778 and decreased net income by approximately $513. Total compensation cost, including costs related to the vesting of restricted stock awards, charged against income for the fiscal year ended March 31, 2007 was approximately $846. Had compensation cost for the Company's employee stock-based compensation awards been determined based on the fair value at the grant date during the fiscal years ended March 31, 2006 and 2005, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

	Fiscal Year	
	2006	2005
Net income, as reported	$ 15,049	$ 10,127
Less: Stock-based employee compensation determined under fair value based method, net of tax benefits	(557)	(445)
Pro forma net income	$ 14,492	$ 9,682
Basic net income per share:		
As reported	$ 2.38	$ 1.61
Pro forma	$ 2.29	$ 1.54
Diluted net income per share:		
As reported	$ 2.23	$ 1.54
Pro forma	$ 2.15	$ 1.48

As of March 31, 2007, total unrecognized compensation cost related to stock options was approximately $455 and the related weighted-average period over which it is expected to be recognized is approximately 1.38 years.

The following table summarizes the option activity within the Company's stock-based compensation plans for the fiscal year ended March 31, 2007:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2006	697,330	$ 15.40		
Granted	12,500	36.15		
Exercised	(30,000)	12.40		
Canceled or forfeited	-	-		
Outstanding at March 31, 2007	679,830	$ 15.92	4.05	$ 12,940
Exercisable at March 31, 2007	588,705	$ 14.33	3.92	$ 12,142

The weighted-average estimated fair value of employee stock options granted during the fiscal years ended March 31, 2007, 2006 and 2005 were $12.55, $9.70 and $6.70, respectively. The total intrinsic value of options exercised during the fiscal years ended March 31, 2007 and 2006 were $855 and $1,699, respectively. No options were exercised during fiscal year 2005.

The Company uses the Black-Scholes-Merton option-pricing model to determine the fair value of stock options. The determination of the fair value of stock options on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of complex and subjective variables. These variables include actual and projected employee stock option exercise behaviors, the Company's expected stock price volatility over the expected term of the awards, risk-free interest rate, and expected dividends. The fair values of options granted were estimated at the date of grant using the following weighted average assumptions:

	Fiscal Year		
	2007	2006	2005
Volatility	33.8%	28.6%	28.9%
Risk-free interest rate	4.7%	4.0%	3.7%
Dividend yield	0.0%	0.0%	0.0%
Expected option life in years	4.25	5.00	5.00

Expected term - The Company estimates the expected term of options granted by using the simplified method as prescribed by SAB 107.

Estimated volatility - The Company estimates the volatility of its common stock taking into consideration its historical stock price movement, the volatility of stock prices of companies of similar size with similar businesses to it and its expected future stock price trends based on known or anticipated events.

Risk-free interest rate - The Company bases the risk-free interest rate that it uses in the option pricing model on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Expected dividend - The Company does not anticipate paying any cash dividends in the foreseeable future and therefore uses an expected dividend yield of zero in the option-pricing model.

Estimated forfeitures - The Company is required to estimate future forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation cost only for those awards that are expected to vest.

Though not required under the adoption provisions of FAS 123(R), the Company has made a policy decision to continue the use of the straight-line attribution method in order to remain consistent with the previous FAS 123 pro forma disclosures.

The Company also grants restricted stock awards to certain employees. Restricted stock awards are valued at the closing market value of the Company's common stock on the date of grant, and the total value of the award is expensed ratably over the service period of the employees receiving the grants. A summary of restricted stock activity within the Company's share-based compensation plans and changes for the fiscal year ended March 31, 2007 is as follows:

	Shares	Grant-Date Fair Value
Nonvested at March 31, 2006	6,887	$ 9.07
Granted	923	32.49
Vested	(6,887)	9.07
Forfeited	-	-
Nonvested at March 31, 2007	923	$ 32.49

For the fiscal year ended March 31, 2007, the adoption of FAS 123(R) resulted in a reclassification to reduce net cash provided by operating activities with an offsetting increase in net cash provided by financing activities of $256, related to incremental tax benefits from stock options exercised during the period.

9. Business Segment Information

The Company operates in two business segments — Manufacturing and Retail. Through its Manufacturing segment, the Company designs and manufactures homes which are sold primarily in the southwestern United States to a network of retailers which includes Company-owned retail locations comprising the Retail segment. The Company's Retail segment derives its revenues from home sales to individuals. The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies". Retail segment results include retail profits from the sale of homes to consumers but do not include any manufacturing segment profits associated with the homes sold. Intercompany transactions between reportable operating segments are eliminated in consolidation. Substantially all depreciation and capital expenditures are related to the Manufacturing segment. Each segment's results include corporate office costs that are directly and exclusively incurred for the segment. The following table summarizes information with respect to the Company's business segments for the periods indicated:

	Year Ended March 31,		
	2007	2006	2005
Net sales			
Manufacturing	$ 161,242	$ 183,672	$ 155,691
Retail	14,807	14,446	9,655
Less: Intercompany	(6,935)	(8,615)	(7,911)
Total consolidated net sales	$ 169,114	$ 189,503	$ 157,435
Income (loss) from operations			
Manufacturing	$ 19,373	$ 27,421	$ 20,816
Retail	305	235	(926)
Intercompany profit in inventory	284	(305)	215
General corporate charges	(4,972)	(5,358)	(4,831)
Total consolidated income from operations	$ 14,990	$ 21,993	$ 15,274
Total assets			
Manufacturing	$ 99,833	$ 101,139	$ 89,358
Retail	4,424	5,466	5,383
Corporate	67,880	62,117	50,181
Total consolidated assets	$ 172,137	$ 168,722	$ 144,922

Total Corporate assets are comprised primarily of cash and cash equivalents, short-term investments and deferred taxes.

10. Discontinued Operations

The Company has plans to dispose of certain of its retail sales centers and these operations are classified as discontinued retail operations. Finished goods inventories to be liquidated in conjunction with the disposal of these retail sales centers approximated $768, $475 and $1,024 at March 31, 2007, 2006 and 2005, respectively. Income from discontinued retail operations for fiscal 2007 and 2006 resulted from better than anticipated results from liquidating retail inventories at our closed locations. The income in fiscal 2005 was partially offset by an accrual for the estimated remaining lease costs for one retail location closed during fiscal 2005. Net sales for the retail sales centers to be disposed of were $5,251, $5,724 and $14,126 for the fiscal years ended March 31, 2007, 2006 and 2005, respectively.

11. Related Party Transactions

During fiscal 2007, 2006, and 2005, the Company purchased raw materials of approximately $3,521, $3,551 and $3,649 respectively, from affiliates of Centex.

12. Quarterly Financial Data (Unaudited)

The following tables set forth certain unaudited quarterly financial information for the years ended March 31, 2007 and 2006.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Fiscal year ended March 31, 2007					
Net sales	$ 54,050	$ 43,063	$ 38,189	$ 33,812	$ 169,114
Gross profit	10,619	8,049	6,318	5,315	30,301
Income from continuing operations	4,334	3,217	2,105	1,759	11,415
Discontinued operations:					
Income from discontinued retail operations	-	-	134	-	134
Net income	4,334	3,217	2,239	1,759	11,549
Net income per share (basic):					
Continuing operations	$ 0.68	$ 0.51	$ 0.33	$ 0.28	$ 1.79
Discontinued operations	-	-	0.02	-	0.02
Net income	$ 0.68	$ 0.51	$ 0.35	$ 0.28	$ 1.81
Net income per share (diluted):					
Continuing operations	$ 0.65	$ 0.49	$ 0.32	$ 0.27	$ 1.72
Discontinued operations	-	-	0.02	-	0.02
Net income	$ 0.65	$ 0.49	$ 0.34	$ 0.27	$ 1.74
Fiscal year ended March 31, 2006					
Net sales	$ 45,876	$ 47,091	$ 45,320	$ 51,216	$ 189,503
Gross profit	9,637	9,609	8,955	10,159	38,360
Income from continuing operations	3,542	3,517	3,522	4,216	14,797
Discontinued operations:					
Income from discontinued retail operations	-	-	252	-	252
Net income	3,542	3,517	3,774	4,216	15,049
Net income per share (basic):					
Continuing operations	$ 0.56	$ 0.56	$ 0.56	$ 0.66	$ 2.34
Discontinued operations	-	-	0.04	-	0.04
Net income	$ 0.56	$ 0.56	$ 0.60	$ 0.66	$ 2.38
Net income per share (diluted):					
Continuing operations	$ 0.53	$ 0.52	$ 0.52	$ 0.62	$ 2.19
Discontinued operations	-	-	0.04	-	0.04
Net income	$ 0.53	$ 0.52	$ 0.56	$ 0.62	$ 2.23

Included in net income for the third quarters of fiscal 2007 and 2006 is income from discontinued retail operations of $200 or $134 net of income tax and $400 or $252 net of taxes, respectively, resulting from better than previously projected results from liquidating retail inventories at closed retail locations.

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Directors, Officers and Corporate Information

Board of Directors

Steven G. Bunger
Chairman, President
& Chief Executive Officer
Mobile Mini, Inc.

Jacqueline Dout
Senior Vice President
Chief Financial Officer & Secretary
Pella Corporation

Jack Hanna
Principal
Jack Hanna Productions

Joseph H. Stegmayer
Chairman, President
& Chief Executive Officer
Cavco Industries, Inc.

Michael Thomas
Principal
Stonehenge Partners

Officers

Joseph H. Stegmayer
Chairman, President
& Chief Executive Officer

Daniel L. Urness
Vice President
Chief Financial Officer & Treasurer

David L. Blank
Vice President & General Manager
Litchfield

Paul A. Deroo
Vice President & General Manager
Durango

Tim M. Gage
Vice President & General Manager
Specialty

James P. Glew
General Counsel & Secretary

Headquarters

Cavco Industries, Inc.
1001 North Central Avenue, Suite 800
Phoenix, Arizona 85004
Telephone: (602) 256-6263
Facsimile: (602) 256-6189
www.cavco.com

Investor Relations

investor_relations@cavco.com

The Company's filings with the Securities and Exchange Commission can be found in the SEC Edgar database at www.sec.gov

Transfer Agent and Registrar
Mellon Investor Services, LLC
Attention: Shareholder Relations
480 Washington Blvd.
Jersey City, NJ 07310
Telephone: (800) 635-9270
www.melloninvestor.com

Stock Trading
The Company's common stock is listed on the NASDAQ global select market and is traded under the Symbol CVCO.

Stock Price Range

2007	High	Low
4th Quarter	$35.75	$31.75
3rd Quarter	$36.92	$30.24
2nd Quarter	$44.90	$29.14
1st Quarter	$48.96	$42.97

2006	High	Low
4th Quarter	$48.59	$38.95
3rd Quarter	$43.42	$35.58
2nd Quarter	$36.54	$28.15
1st Quarter	$28.54	$23.05

Cavco Industries, Inc.

www.cavco.com


END

1001 North Central Avenue
Suite 800
Phoenix, Arizona 85004
602.256.6263
www.cavco.com

©2007 Cavco Industries, Inc. | All Rights Reserved